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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant   ☒
Filed by a Party other than the Registrant   ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒   Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

AMEREN CORPORATION

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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4) Date Filed:

SEC 1913 (02-02)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
AND PROXY STATEMENT OF AMEREN CORPORATION

Time and Date: 9:00 A.M.
Tuesday
April 24, 2007

Place: The Saint Louis Art Museum
Forest Park
One Fine Arts Drive
St. Louis, Missouri
(Free parking will be available)

IMPORTANT

If you plan to attend the annual meeting of shareholders, please advise the Company in your proxy vote (by telephone or the Internet or by checking the appropriate box on the proxy card) and bring the Admission Ticket on the reverse side of your proxy instruction card. Persons without tickets will be admitted to the meeting upon verification of their shareholdings in the Company. If your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on March 6, 2007, the record date for voting. Please note that cameras and other recording devices will not be allowed in the meeting.

Please vote by proxy (via telephone or the Internet or the enclosed proxy card) even if you own only a few shares. If you attend the meeting and want to change your proxy vote, you can do so by voting in person at the meeting.

AMEREN CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of

AMEREN CORPORATION

We will hold the Annual Meeting of Shareholders of Ameren Corporation at The Saint Louis Art Museum, Forest Park, One Fine Arts Drive, St. Louis, Missouri, on Tuesday, April 24, 2007, at 9:00 A.M., for the purposes of

(1) electing 12 Directors of the Company for terms ending at the 2008 annual meeting of shareholders;

(2) ratifying the appointment of independent registered public accountants for the fiscal year ending December 31, 2007;

(3) considering a shareholder proposal relating to releases from the Callaway Plant, if presented at the meeting; and

(4) acting on other proper business presented to the meeting.

The Board of Directors of the Company presently knows of no other business to come before the meeting.

If you owned shares of the Company's Common Stock at the close of business on March 6, 2007, you are entitled to vote at the meeting and at any adjournment thereof. All shareholders are requested to be present at the meeting in person or by proxy so that a quorum may be assured.

You may vote via telephone or the Internet or, if you prefer, you may sign and return the enclosed proxy card in the enclosed envelope. Your prompt vote by proxy will reduce expenses. Instructions for voting by telephone or the Internet are included with this mailing. If you attend the meeting, you may revoke your proxy by voting in person.

By order of the Board of Directors.

Secretary

St. Louis, Missouri
March 13, 2007

TABLE OF CONTENTS

PROXY STATEMENT OF AMEREN CORPORATION

(First sent or given to shareholders on or about March 13, 2007)

Principal Executive Offices:
One Ameren Plaza
1901 Chouteau Avenue, St. Louis, MO 63103

FORWARD-LOOKING INFORMATION

Statements in this proxy statement not based on historical facts are considered "forward-looking" and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, and financial performance. These statements are intended to constitute "forward looking" statements in connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Ameren Corporation (the "Company," "Ameren," "we," "us" and "our") is providing this cautionary statement to disclose that there are important factors that could cause actual results to differ materially from those anticipated. Reference is made to our Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K") filed with the Securities and Exchange Commission (the "SEC") for a list of such factors.

INFORMATION ABOUT THE ANNUAL SHAREHOLDERS MEETING

This solicitation of proxies is made by our Board of Directors for the Annual Meeting of Shareholders of the Company to be held on Tuesday, April 24, 2007 (the "Annual Meeting"), and at any adjournment thereof. Our Annual Meeting will be held at The Saint Louis Art Museum, Forest Park, One Fine Arts Drive, St. Louis, Missouri, at 9:00 A.M. Central Time.

We are a holding company, the principal first tier subsidiaries of which are Union Electric Company, doing business as AmerenUE ("UE"), Central Illinois Public Service Company, doing business as AmerenCIPS ("CIPS"), CILCORP Inc. ("CILCORP"), Illinois Power Company, doing business as AmerenIP ("IP"), Ameren Services Company ("Ameren Services"), Ameren Energy Resources Company ("AER") and Ameren Energy, Inc. ("AE"). CILCORP is the parent company of Central Illinois Light Company, doing business as AmerenCILCO ("CILCO"). AER is the parent company of Ameren Energy Generating Company ("AEG").

VOTING

Who Can Vote

The accompanying proxy card represents all shares registered in the name(s) shown thereon, including shares in our dividend reinvestment and stock purchase plan (DRPlus Plan), the Savings Investment Plans of Ameren and its subsidiaries (401(k) Plans), the Ameren Corporation Long-Term Incentive Plan of 1998 and the Ameren Corporation 2006 Omnibus Incentive Compensation Plan.

Only shareholders of our Common Stock of record at the close of business on the Record Date, March 6, 2007, are entitled to vote at the Annual Meeting. In order to conduct the Annual Meeting, holders of more than one-half of the outstanding shares entitled to vote must be present in person or represented by proxy so that there is a quorum. A quorum consists of a majority of the outstanding shares entitled to vote, present or represented by proxy. The voting securities of the Company on March 6, 2007, consisted of 206,684,858 shares of Common Stock. Each share of Common Stock is entitled to one vote. It is important that you vote promptly so that your shares are counted toward the quorum.

In determining whether a quorum is present at the Annual Meeting, shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter and broker non-votes (described below), shall be deemed to be represented at the meeting for quorum purposes. Shares as to which voting instructions are given as to at least one of the matters to be voted on shall also be deemed to be so represented. If the proxy states how shares will be voted in the absence of instructions by the shareholder, such shares shall be deemed to be represented at the meeting.

The New York Stock Exchange ("NYSE") permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from their customers. The election of directors and the ratification of the appointment of independent registered public accountants are examples of routine matters on which brokers may vote in this way. Brokers may not vote their customers' shares on non-routine matters such as shareholder proposals unless they have received voting instructions from their customers. Non-voted shares on non-routine matters are called broker non-votes.

In all matters, including the election of directors, every decision of a majority of the shares entitled to vote on the subject matter and represented in person or by proxy at the meeting at which a quorum is present shall be valid as an act of the shareholders. In tabulating the number of votes on such matters (i) shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter, (ii) broker non-votes shall not be deemed to be represented at the meeting for the purpose of the vote on such matter or matters, (iii) except as provided in (iv) below, shares represented by a proxy as to which voting instructions are not given as to one or more matters to be voted on shall not be deemed to be represented at the meeting for the purpose of the vote as to such matter or matters, and (iv) a proxy which states how shares will be voted in the absence of instructions by the shareholder as to any matter shall be deemed to give voting instructions as to such matter. Shareholder votes are certified by independent inspectors of election.

The Board of Directors has adopted a confidential voting policy for proxies. This policy does not prohibit disclosure where it is required by applicable law.

How You Can Vote

By Proxy. Before the Annual Meeting, you can give a proxy to vote your shares of the Company's Common Stock in one of the following ways:

- by calling the toll-free telephone number;

- by using the Internet (http://www.proxyvote.com); or

- by completing and signing the enclosed proxy card and mailing it in time to be received before the Annual Meeting.

The telephone and Internet voting procedures are designed to confirm your identity and to allow you to give your voting instructions. If you wish to vote by telephone or the Internet, please follow the instructions on your proxy card. Additional instructions will be provided on the telephone message and website. Please have your proxy card at hand when voting.

If you mail us your properly completed and signed proxy card, or vote by telephone or the Internet, your shares of our Common Stock will be voted according to the choices that you specify. If you sign and mail your proxy card without marking any choices, your proxy will be voted as recommended by the Board — FOR the Board's nominees for director Item (1), FOR ratifying the appointment of the independent registered public accountants Item (2), AGAINST the shareholder proposal Item (3), and in the discretion of the named proxies upon such other matters as may properly come before the meeting.

If you hold any shares in the Savings Investment Plans of Ameren and its subsidiaries, your completed proxy card or telephone or Internet proxy vote will serve as voting instructions to the plan trustee. However, your voting instructions must be received at least five days prior to the Annual Meeting in order to count. In accordance with the terms of the plans, the trustee will vote all of the shares held in the plans in the same proportion as the actual proxy votes submitted by plan participants.

If you have shares registered in the name of a bank, broker, or other registered owner or nominee, you should receive instructions from that registered owner about how to instruct them to vote those shares.

In Person.   You may come to the Annual Meeting and cast your vote there. Only shareholders of record at the close of business on the Record Date, March 6, 2007, are entitled to vote at the Annual Meeting.

How You Can Revoke Your Proxy

You may revoke your proxy at any time after you give it and before it is voted by entering a new vote by telephone or the Internet or by delivering either a written revocation or a signed proxy bearing a later date to the Secretary of the Company or by voting in person at the Annual Meeting. To revoke a proxy by telephone or the Internet, you must do so by 11:59 P.M. Eastern Time on April 20, 2007 (following the directions on the proxy card). Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

OTHER ANNUAL MEETING MATTERS

How You Can Obtain Materials for the Annual Meeting

This proxy statement and the accompanying proxy card are first being mailed to shareholders on or about March 13, 2007. In the same package with this proxy material, you should have received a copy of our 2006 Form 10-K, including consolidated financial statements. When you receive this package, if all of these materials are not included, please contact us and a copy of any missing material will be sent at no expense to you.

You may reach us:

- by mail addressed to
  Office of the Secretary
  Ameren Corporation
  P.O. Box 66149, Mail Code 1370
  St. Louis, MO 63166-6149

- by calling toll free 1-800-255-2237 (or in the St. Louis area 314-554-3502).

How You Can Review the List of Shareholders

The names of shareholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and, for 10 days prior to the Annual Meeting, at the Office of the Secretary of the Company.

Webcast of the Annual Meeting

The Annual Meeting will also be webcast on April 24, 2007. You are invited to visit http://www.ameren.com at 9:00 A.M. CT on April 24, 2007, to hear the webcast of the Annual Meeting. On our home page, you will click on "Live Webcast Annual Meeting April 24, 2007, 9:00 A.M. CT," then the appropriate audio link. The webcast will remain on our website for one year. You cannot record your vote on this webcast.

ITEMS YOU MAY VOTE ON

ITEM (1): *ELECTION OF DIRECTORS*

Twelve directors are to be elected at the Annual Meeting to serve until the next annual meeting of shareholders and until their respective successors have been duly elected and qualified. In the absence of instructions to the contrary, executed proxies will be voted in favor of the election of the persons listed below. In the event that any nominee for election as director should become unavailable to serve, votes will be cast, pursuant to the enclosed proxy card, for such substitute nominee or nominees as may be nominated by the Nominating and Corporate Governance Committee of the Board of Directors and approved by the Board of Directors. The Board of Directors knows of no reason why any nominee will not be able to serve as director. The 12 nominees for director who receive the vote of at least a majority of the shares entitled to vote in the election of directors and represented in person or by proxy at the meeting at which a quorum is present will be elected. Shareholders may not cumulate votes in the election of directors. In the event any nominee for re-election fails to obtain the required majority vote, such nominee will tender his or her resignation as a director for consideration by the Nominating and Corporate Governance Committee of the Board of Directors. The Nominating and Corporate Governance Committee will evaluate the best interests of the Company and its shareholders and will recommend to the Board the action to be taken with respect to any such tendered resignation.

Our Board of Directors is currently comprised of 13 members. Consistent with our By-Laws, the Board's membership was increased from 11 with the Board's election of Mr. Jack D. Woodard effective in August 2006 and of Stephen F. Brauer effective in October 2006. In accordance with the director retirement age provisions of the Company's Corporate Governance Policy, Gordon R. Lohman and Richard A. Lumpkin, each of whom is currently serving as a director, each offered his resignation from our Board of Directors, effective April 24, 2007, the end of his term as a director. The Board accepted Mr. Lumpkin's resignation as a director effective April 24, 2007. We thank Mr. Lumpkin for his service, contributions and leadership throughout his tenure as a director. The Board declined Mr. Lohman's offer to resign and, as described below, nominated him for re-election to the Board. As a result of the foregoing, the size of the Board of Directors will be reduced to 12 members effective as of the Annual Meeting.

Mr. Lumpkin has served as Chairman of the Board of Directors of Consolidated Communications Holdings, Inc., a telecommunications holding company, since a July 2005 reorganization as part of an initial public offering. Prior to the reorganization, Mr. Lumpkin had served as Chairman of Consolidated Communications, Inc., since January 1, 2003, upon the acquisition of the former Illinois Consolidated Telephone Company from McLeodUSA Incorporated. Prior to the acquisition, Mr. Lumpkin had served as President of Illinois Consolidated Telephone Company since 1977 and also Chairman and Chief Executive Officer since 1990. As a result of a September 1997 merger, he also had served as Vice Chairman of McLeodUSA Incorporated until April 2002.

INFORMATION CONCERNING NOMINEES TO THE BOARD OF DIRECTORS

The nominees for our Board of Directors are listed below, along with their age as of December 31, 2006, tenure as director and business background for at least the last five years. Each nominee has consented to being nominated for director and has agreed to serve if elected. No arrangement or understanding exists between any nominee and the Company or, to the Company's knowledge, any other person or persons pursuant to which any nominee was or is to be selected as a director or nominee. All of the nominees are currently directors of the Company and have been previously elected by the Company's shareholders at prior annual meetings, except that Jack D. Woodard was elected a director by the Board on August 25, 2006 and Stephen F. Brauer was elected a director by the Board on October 13, 2006. Mr. Woodard was recommended to the Board by a non-management director and Mr. Brauer was recommended to the Board by a third party search firm. There are no family relationships between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer except that Charles W. Mueller is the father of Michael G. Mueller, who is an executive officer of certain Company subsidiaries. See "— CORPORATE GOVERNANCE — Policy and Procedures With Respect to Related Person Transactions" below for further information on this family relationship and certain other reportable family relationships with employees of the Company who are not executive officers. All of the nominees for election to the Board were unanimously recommended by the Nominating and Corporate Governance Committee of the Board of Directors and were unanimously nominated by the Board of Directors.



STEPHEN F. BRAUER
Chairman and Chief Executive Officer of Hunter Engineering Company, a privately held firm that engages in the design, manufacture and sale of computer-based automotive service equipment worldwide. Mr. Brauer joined Hunter Engineering in 1971, became Chief Operating Officer in 1978 and Chief Executive Officer in 1980. In 2001, Mr. Brauer took a leave of absence from Hunter Engineering to become the United States ambassador to Belgium, serving two and one-half years in that capacity before returning to Hunter Engineering in 2003. Director of the Company since October 2006.
Age: 61.



SUSAN S. ELLIOTT
Chairman and Co-Chief Executive Officer of Systems Service Enterprises, Inc., a privately held information technology firm. Ms. Elliott founded Systems Service Enterprises, Inc. in 1966. Director of the Company since 2003. Ms. Elliott is a past Chairman of the Federal Reserve Bank of St. Louis.
Age: 69.



GAYLE P. W. JACKSON, PH.D.
President of Energy Global, Inc., a consulting firm which specializes in corporate development, diversification and government relations strategies for energy companies. From 2002 to 2004, Dr. Jackson served as Managing Director of FE Clean Energy Group, a global private equity management firm that invests in energy companies and projects in Central and Eastern Europe, Latin America and Asia. From 1985 to 2001, Dr. Jackson was President of a consulting firm that advised energy companies on corporate development and diversification strategies and national and international governmental institutions on energy policy. From 1985 to 1995, she was Chief of Staff of the Coal Industry Advisory Board, which was established by the Paris-based International Energy Agency to obtain expert advice from industry executives on strategies for reducing dependence on oil. From 1978 to 1985, she held corporate planning, business development and international sales and marketing positions at Peabody Holding Company, Inc. Dr. Jackson is a past Deputy Chairman of the Federal Reserve Bank of St. Louis. Director of the Company since 2005. Other directorships: Atlas Pipeline Partners, L.P.
Age: 60.



JAMES C. JOHNSON
Vice President, Corporate Secretary and Assistant General Counsel of The Boeing Company, an aerospace and defense firm. Mr. Johnson joined The Boeing Company in May 1998 and has served in his current position since December 2003. Prior to joining The Boeing Company, Mr. Johnson served as Vice President, Secretary and Assistant General Counsel of Northrop Grumman Corporation from 1988 to 1998. Director of the Company since 2005. Other directorships: Hanesbrands Inc.
Age: 54.

5



RICHARD A. LIDDY
Retired Chairman of GenAmerica Financial Corporation, which provides life, pension, annuity and related insurance products and services. Mr. Liddy served as Chairman of the Board of GenAmerica Financial and its predecessor companies from May 1992 to April 2002. He also served as Chairman of the Board of Reinsurance Group of America from May 1993 to April 2002. Mr. Liddy was also President of GenAmerica Financial from May 1988 to September 2000 and Chief Executive Officer of General American Life Insurance Company from May 1992 to September 2000. Director of the Company since 1997. Director of CILCORP, an Ameren subsidiary. Other directorships: Ralcorp Holdings Inc.; Energizer Holdings, Inc.
Age: 71.



GORDON R. LOHMAN
Retired Chairman and Chief Executive Officer of AMSTED Industries Incorporated, Chicago, Illinois, a manufacturer of railroad, construction, and general industrial products. Mr. Lohman was elected President of AMSTED Industries in 1988 and became Chief Executive Officer in 1990 and Chairman in 1997. He retired in 1999. Director of the Company since 1997. Other directorships: Acco Brands Corporation; Fortune Brands, Inc.
Age: 72.



CHARLES W. MUELLER
Retired Chairman and Chief Executive Officer of the Company, UE and Ameren Services and retired Chairman of CILCORP and CILCO.
Mr. Mueller began his career with UE in 1961 as an engineer and held various positions with UE and other Ameren subsidiaries during his employment. He was elected President of UE in 1993 and Chief Executive Officer in 1994. Mr. Mueller was elected Chairman, Chief Executive Officer and President of Ameren upon its formation in 1997. He relinquished his position as President of Ameren, UE and Ameren Services in 2001. He was elected Chairman of CILCORP and CILCO in January 2003. Mr. Mueller retired as an officer of Ameren and its subsidiaries on December 31, 2003. Director of the Company since 1997. Mr. Mueller is a past Chairman and former director of the Federal Reserve Bank of St. Louis. Other directorships: Angelica Corporation.
Age: 68.



DOUGLAS R. OBERHELMAN
Group President of Caterpillar Inc., a maker of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. Mr. Oberhelman joined Caterpillar in 1975. He held a variety of positions, including senior finance representative based in South America for Caterpillar Americas Co. and region finance manager and district manager for Caterpillar's North American Commercial Division, before his appointment as managing director and vice general manager of strategic planning at Shin Caterpillar Mitsubishi Ltd. (Tokyo) in 1991. He was elected a Vice President in 1995 when he served as Caterpillar's Chief Financial Officer. In 1998, he accepted leadership of Caterpillar's Engine Products Division. Mr. Oberhelman was elected a Group President in 2001 with responsibility for Caterpillar's corporate financial, audit and compliance, and legal divisions. Additionally, his responsibilities include the world wide operations, sales and marketing for Caterpillar's diesel engine and power systems businesses. Director of the Company since 2003.
Age: 53.



GARY L. RAINWATER
Chairman, President and Chief Executive Officer of the Company and CILCORP. Mr. Rainwater began his career with UE in 1979 as an engineer and has held various positions with UE and other Ameren subsidiaries during his employment. He was elected President and Chief Operating Officer of the Company, UE and Ameren Services in 2001. Effective January 1, 2004, Mr. Rainwater was elected to serve as Chairman and Chief Executive Officer of the Company, UE and Ameren Services in addition to his position as President. At that time, he was also elected Chairman of CILCORP and CILCO in addition to his position as Chief Executive Officer and President of those companies which he assumed in 2003. In September 2004, upon Ameren's acquisition of IP, Mr. Rainwater was elected Chairman, Chief Executive Officer and President of IP. He held the position of Chairman of CIPS, CILCO and IP after relinquishing his position as President in October 2004. Effective January 2007, Mr. Rainwater relinquished his positions as Chairman, President and Chief Executive Officer of UE and Ameren Services and as Chairman and Chief Executive Officer of CIPS, CILCO and IP. Director of the Company since 2003. Director of the following Ameren subsidiaries: CILCORP; CILCO; UE; CIPS; AEG; IP.
Age: 60.



HARVEY SALIGMAN
Partner of Cynwyd Investments, a family real estate partnership. Mr. Saligman has been a partner of Cynwyd Investments since 1996. He also served in various executive capacities in the consumer products industry for more than 35 years. Director of the Company since 1997.
Age: 68.



PATRICK T. STOKES
Chairman of Anheuser-Busch Companies, Inc., the holding company parent of Anheuser-Busch, Incorporated, a producer and distributor of beer. Mr. Stokes has served as Chairman of Anheuser-Busch Companies, Inc. since December 2006 and has been affiliated with Anheuser-Busch since 1969. He served as Senior Executive Vice President of Anheuser-Busch Companies, Inc. from 2000 to 2002 and as President and Chief Executive Officer from 2002 until December 2006. Director of the Company since 2004. Other directorships: Anheuser-Busch Companies, Inc.; U.S. Bancorp.
Age: 64.



JACK D. WOODARD
Retired Executive Vice President and Chief Nuclear Officer of Southern Nuclear Operating Company, Inc., a subsidiary of The Southern Company, which is a utility holding company. Mr. Woodard joined The Southern Company system in 1971 and in 1988, he was elected Alabama Power's Vice President of Nuclear, in 1990 he was elected Vice President of Southern Nuclear Operating Company, Inc. and in 1993, Mr. Woodard was elected Executive Vice President and Chief Nuclear Officer of Southern Nuclear Operating Company, Inc. He retired in 2004. Mr. Woodard served as an independent advisor to Ameren's Board of Directors and to the Board's Nuclear Oversight Committee from 2005 until his election as a Director. Director of the Company since August 2006.
Age: 63.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THESE DIRECTOR NOMINEES.

BOARD STRUCTURE

Board and Committee Meetings and Annual Meeting Attendance

During 2006, the Board of Directors met nine times. All directors attended or participated in 75 percent or more of the aggregate number of meetings of the Board and the Board Committees of which they were members.

The Company has adopted a policy under which Board members are expected to attend each shareholders' meeting. At the 2006 annual meeting, all of the then incumbent directors were in attendance.

Age Policy

Directors who attain age 72 prior to the date of an annual meeting are required to submit a letter to the Nominating and Corporate Governance Committee offering his or her resignation, effective with the end of the director's elected term, for consideration by the Committee. The Nominating and Corporate Governance Committee will review the appropriateness of continued service on the Board of Directors by that director and make a recommendation to the Board of Directors and, if applicable, annually thereafter. In addition, the eligibility of a former employee to serve as a director, except for an employee who served as Chief Executive Officer of Ameren, UE or CIPS, ceases on the date upon which they cease active employment with the respective company.

Board Committees

The Board of Directors has a standing Audit Committee, Executive Committee, Human Resources Committee, Nominating and Corporate Governance Committee, Nuclear Oversight Committee, and Public Policy Committee, the members of which are identified below. The Audit Committee, Human Resources Committee and Nominating and Corporate Governance Committee are comprised entirely of non-management directors, each of whom the Board of Directors has determined to be "independent" as defined by the relevant provisions of the Sarbanes-Oxley Act of 2002, the NYSE listing standards and the Company's Policy Regarding Nominations of Directors (the "Director Nomination Policy").

Audit Committee

Members: Douglas R. Oberhelman, Chairman   Richard A. Liddy
Stephen F. Brauer   Richard A. Lumpkin
Susan S. Elliott

Charter

The Audit Committee's charter is posted on the Company's website, at http://www.ameren.com/Investors.

The Audit Committee's Charter provides that the Committee's duties include: (1) reviewing with management the design and effectiveness of the Company's system of financial reporting internal controls; (2) reviewing the scope and results of the annual audit and other services performed by the independent registered public accountants; (3) reviewing and discussing with management and the independent registered public accountants the Company's annual audited financial statements and the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and recommending to the Board the inclusion of such financial statements in the Company's Annual Report on SEC Form 10-K (see "AUDIT COMMITTEE REPORT" below); (4) reviewing and discussing with management and the independent registered public accountants the Company's quarterly financial statements and the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and authorizing the inclusion of such financial statements in the Company's Quarterly Reports on SEC Form 10-Q; (5) reviewing with management and the independent registered public accountants the

Company's earnings press releases; (6) appointing, compensating, overseeing and evaluating the independent registered public accountants and pre-approving fees related to audit and other services they perform; (7) reviewing the scope of audits and the annual budget of the Company's internal auditors; (8) reviewing the appointment of the Company's internal audit manager, or approving the retention of any third party provider of internal audit services; (9) reviewing the performance of the Company's internal audit function and ensuring that the Company maintains an internal audit function; and (10) taking other actions as required by the Sarbanes-Oxley Act of 2002 and the NYSE listing standards. The Audit Committee has established a system to enable employees to communicate directly with the members of the Committee about deficiencies in the Company's accounting, internal controls and financial reporting practices. The Audit Committee held nine meetings in 2006. The Board of Directors has determined that each of the members of the Audit Committee is qualified to serve on the Audit Committee in accordance with the criteria specified in rules issued by the SEC and the NYSE. The Board of Directors has determined that Douglas R. Oberhelman qualifies as an "audit committee financial expert" as that term is defined by SEC rules.

The Audit Committee of Ameren Corporation performs its committee functions for all Ameren Corporation subsidiaries which are registered companies pursuant to the Securities Exchange Act of 1934.

Human Resources Committee

Members: Richard A. Liddy, Chairman   Harvey Saligman
          Gordon R. Lohman   Patrick T. Stokes
          Richard A. Lumpkin

Charter

The Human Resources Committee's charter is posted on the Company's website, at http://www.ameren.com/Investors.

The Human Resources Committee's Charter provides that the Committee's duties include: (1) reviewing and approving corporate goals and objectives relevant to compensation of Chief Executive Officers of the Company and its subsidiaries, evaluating performance and compensation of these officers in light of such goals and objectives and establishing compensation levels for these officers; (2) overseeing the evaluation of other executive officers of the Company and its subsidiaries and approving the general compensation program and salary structure of such executive officers; (3) administering and approving awards under the Company's incentive compensation plan; (4) reviewing and approving any executive employment agreements, severance agreements, change in control agreements and determining policy with respect to Section 162(m) of the Internal Revenue Code of 1986 (the "IRC"); (5) reviewing and discussing with management the Compensation Discussion and Analysis section of the Company's Form 10-K and proxy statement; (6) preparing an annual report for the Company's Form 10-K and proxy statement; and (7) acting on important policy matters affecting Company personnel. The Human Resources Committee held six meetings in 2006. See "EXECUTIVE COMPENSATION — HUMAN RESOURCES COMMITTEE REPORT" below.

The Human Resources Committee of Ameren Corporation performs its committee functions for all Ameren Corporation subsidiaries which are registered companies pursuant to the Securities Exchange Act of 1934.

Governance

The Human Resources Committee focuses on good governance practices in its operation. In 2006, this included:

- considering compensation for the Executives (as defined below) in the context of all of the components of total compensation;

- requiring several meetings to discuss important decisions;

- reviewing tally sheets for the Executives including all components of total compensation packages;

- receiving meeting materials several days in advance of meetings;

- conducting executive sessions with Committee members only; and

- obtaining professional advice from an outside compensation consultant engaged directly by the Committee that enabled the Committee to make decisions in the best interests of the Company, and having direct access to the outside compensation consultant.

Delegation of Authority

In 2006, the Human Resources Committee delegated authority to the Human Resources Administrative Committee comprised of designated members of management to approve employee separation packages for certain employees, not including the Executives, under certain circumstances.

Role of Executive Officers

The Chief Executive Officer, with input from the Senior Vice President and Chief Human Resources Officer of Ameren Services, recommends to the Committee base salary, target short-term incentive levels, actual short-term incentive payouts and long-term incentive grants for the other Executives. The Human Resources Committee considers, discusses, modifies as appropriate, and takes action on such proposals.

Role of Compensation Consultants

In 2006, the Human Resources Committee directly retained Hewitt Associates ("Hewitt") as its outside compensation consultant. The Committee informed Hewitt in writing that it expected Hewitt to be frank and upfront with the Committee at all times and to advise the Committee if and when there were elements of management proposals to the Committee that Hewitt believed the Committee should not support.

During 2006, Hewitt assisted the Committee with a comprehensive analysis of market data and its implications for pay at the Company, as well as various other executive compensation issues. Hewitt representatives attended four of the six Committee meetings during 2006.

HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Human Resources Committee of the Board of Directors, Messrs. Liddy, Lohman, Lumpkin, Saligman and Stokes, were not at any time during 2006 or at any other time an officer or employee of the Company, and no member had any relationship with the Company requiring disclosure under applicable SEC rules.

No executive officer of the Company has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Company's Board of Directors or the Human Resources Committee during 2006.

Nominating and Corporate Governance Committee

| Members: | Gordon R. Lohman, Chairman | Harvey Saligman |
| | James C. Johnson | Patrick T. Stokes |

Charter

The Nominating and Corporate Governance Committee's charter is posted on the Company's website, at http://www.ameren.com/Investors.

The Nominating and Corporate Governance Committee is responsible for the nomination of directors and the Company's corporate governance practices. More specifically, the Charter provides that the Committee's duties include: (1) adopting policies and procedures for identifying and evaluating director nominees, including nominees recommended by shareholders; (2) identifying and evaluating individuals qualified to become Board members, considering director candidates recommended by shareholders and recommending that the Board select the director nominees for the next annual meeting of shareholders; (3) reviewing the

Board's policy for director compensation and benefits; (4) establishing a process by which shareholders and other interested persons will be able to communicate with members of the Board; and (5) developing and recommending to the Board corporate governance guidelines applicable to the Company. The Nominating and Corporate Governance Committee also has oversight responsibilities with respect to the Company's code of business conduct (referred to as its Corporate Compliance Policy), its Code of Ethics for Principal Executive and Senior Financial Officers and its Policy and Procedures With Respect to Related Person Transactions. See "— CORPORATE GOVERNANCE" below. The Nominating and Corporate Governance Committee held five meetings in 2006.

The Nominating and Corporate Governance Committee of Ameren Corporation performs its committee functions for all Ameren Corporation subsidiaries which are registered companies pursuant to the Securities Exchange Act of 1934.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee will consider director nominations from shareholders in accordance with the Company's Director Nomination Policy, a copy of which is attached hereto as Appendix A. Briefly, the Committee will consider as a candidate any director of the Company who has indicated to the Committee that he or she is willing to stand for re-election as well as any other person who is recommended by any shareholders of the Company who provide the required information and certifications within the time requirements, as set forth in the Director Nomination Policy. The Committee may also undertake its own search process for candidates and may retain the services of professional search firms or other third parties to assist in identifying and evaluating potential nominees. The Company paid a third-party search firm a fee to identify or evaluate or assist in identifying or evaluating potential director nominees.

In considering a potential nominee for the Board, shareholders should note that in selecting candidates, the Nominating and Corporate Governance Committee endeavors to find individuals of high integrity who have a solid record of accomplishment in their chosen fields and who display the independence to effectively represent the best interests of all shareholders. Candidates are selected for their ability to exercise good judgment, and to provide practical insights and diverse perspectives. Although the Committee may seek candidates that have different qualities and experiences at different times in order to maximize the aggregate experience, qualities and strengths of the Board members, nominees for each election or appointment of directors will be evaluated using a substantially similar process and under no circumstances will the Committee evaluate nominees recommended by a shareholder of the Company pursuant to a process substantially different than that used for other nominees for the same election or appointment of directors.

The Nominating and Corporate Governance Committee considers the following qualifications at a minimum in recommending to the Board potential new Board members, or the continued service of existing members:

- the highest professional and personal ethics;

- broad experience in business, government, education or technology;

- ability to provide insights and practical wisdom based on their experience and expertise;

- commitment to enhancing shareholder value;

- sufficient time to effectively carry out their duties; their service on other boards of public companies should be limited to a reasonable number;

- compliance with legal and regulatory requirements;

- ability to develop a good working relationship with other Board members and contribute to the Board's working relationship with senior management of the Company; and

- independence; a majority of the Board shall consist of independent directors, as defined by the Company's Director Nomination Policy. See "— CORPORATE GOVERNANCE — *Director Independence*" below.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The Nominating and Corporate Governance Committee does, however, believe it appropriate for at least one member of the Board to meet the criteria for an "audit committee financial expert" as defined by SEC rules.

The Company's Corporate Governance Guidelines provide that if a director has a significant change in professional responsibilities, occupation or business association, he or she is required to notify the Nominating and Corporate Governance Committee and offer his or her resignation from the Board. The Nominating and Corporate Governance Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request the director to continue to serve on the Board.

The Company's Director Nomination Policy requires all directors standing for re-election to agree that in the event any director fails to obtain the required majority vote at an annual meeting of shareholders, such director will tender his or her resignation as a director for consideration by the Nominating and Corporate Governance Committee and recommendation to the Company's Board.

Public Policy Committee

Members:	Charles W. Mueller, Chairman	James C. Johnson
	Stephen F. Brauer	Douglas R. Oberhelman
	Gayle P.W. Jackson	Jack D. Woodard

Charter

The Public Policy Committee's charter is posted on the Company's website, at http://www.ameren.com/Investors.

The Public Policy Committee's Charter provides that the Committee's duties include reviewing and overseeing the Company's policies, practices and performance with respect to corporate citizenship and public affairs considerations affecting the Company's relationship and reputation with its key constituents. It also makes policies and recommendations with respect to charitable and other contributions. The Public Policy Committee held five meetings in 2006.

Executive Committee

Members:	Gary L. Rainwater, Chairman	Charles W. Mueller
	Richard A. Liddy	Douglas R. Oberhelman
	Gordon R. Lohman	Harvey Saligman

The Executive Committee has such duties as may be delegated to it from time to time by the Board and has authority to act on most matters concerning management of the Company's business during intervals between Board meetings. The Executive Committee held two meetings in 2006.

Nuclear Oversight Committee

| Members: | Jack D. Woodard, Chairman | Gayle P.W. Jackson |
| | Susan S. Elliott | Charles W. Mueller |

Charter

The Nuclear Oversight Committee's charter is posted on the Company's website, at http://www.ameren.com/Investors.

The Nuclear Oversight Committee's Charter provides that the Committee's duties include providing Board-level oversight of the Company's nuclear power facility as well as long-term plans and strategies of Ameren's nuclear power program and making appropriate reports to the Board. The Nuclear Oversight Committee held seven meetings in 2006.

Executive Sessions of Non-management Directors

The non-management directors meet privately in executive sessions to consider such matters as they deem appropriate, without management being present, as a routinely scheduled agenda item for every Board meeting. An executive session including only independent directors as defined by the NYSE listing standards is held at least once a year. During 2006, all non-management directors were independent, except Charles W. Mueller and Jack D. Woodard. Gordon R. Lohman served as Lead Director presiding at such executive sessions during 2006. The Lead Director's duties include convening and chairing meetings of the non-management directors in executive session; convening and chairing meetings of the independent directors in executive session; presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management directors and independent directors; regularly polling the non-management directors for advice on agenda items for meetings of the Board; serving as a liaison between the Chairman and Chief Executive Officer and the non-management directors; collaborating with the Chairman and Chief Executive Officer in developing the agenda for meetings of the Board and approving such agendas; approving information that is sent to the Board; collaborating with the Chairman and Chief Executive Officer and the chairpersons of the standing committees in developing and managing the schedule of meetings of the Board and approving such schedules; collaborating with the Chairman and Chief Executive Officer in developing the budget of the Board; and if requested by major shareholders, ensuring that he is available for consultation and direct communication.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Policies, Committee Charters and Codes of Conduct

The Board of Directors has adopted Corporate Governance Guidelines, a Director Nomination Policy, a Policy Regarding Communications to the Board of Directors, a Policy and Procedures With Respect to Related Person Transactions and written charters for its Audit Committee, Human Resources Committee, Nominating and Corporate Governance Committee, Nuclear Oversight Committee, and Public Policy Committee. The Board of Directors also has adopted the Company's code of business conduct (referred to as its Corporate Compliance Policy) applicable to all of the Company's directors, officers and employees and the Company's Code of Ethics for Principal Executive and Senior Financial Officers. These documents and other items relating to the governance of the Company, including the Company's corporate strategic planning process and the Board's involvement in such process, can be found on our website at http://www.ameren.com. These documents are also available in print free of charge to any shareholder who requests them from the Office of the Company's Secretary.

Director Independence

Pursuant to NYSE listing standards, the Company's Board of Directors has adopted a formal set of categorical independent standards with respect to the determination of director independence. These standards are set forth in the Company's Director Nomination Policy. The Director Nomination Policy is attached to this proxy statement as Appendix A. The provisions of the Director Nomination Policy regarding director independence meet and in some areas exceed the listing standards of the NYSE. In accordance with the Director Nomination Policy, in order to be considered independent a director must be determined to have no material relationship with the Company other than as a director. The Director Nomination Policy specifies the criteria by which the independence of our directors will be determined.

Under the Director Nomination Policy, an "independent director" is one who:

- has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company;

- is not an employee of the Company and no member of his or her immediate family is an executive officer of the Company;

- has not been employed by the Company and no member of his or her immediate family has been an executive officer of the Company during the past three years;

- has not received and no member of his or her immediate family has received more than $100,000 per year in direct compensation from the Company in any capacity other than as a director or as a pension for prior service during the past three years;

- is not and no member of his or her immediate family is currently a partner of a firm that is the Company's internal or external auditor; is not a current employee of the Company's internal or external auditor; does not have an immediate family member who is a current employee of the Company's internal or external auditor and who participates in that firm's audit, assurance or tax compliance (but not tax planning) practices; and for the past three years has not, and no member of his or her immediate family has been (and no longer is) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time;

- is not and no member of his or her immediate family is currently, and for the past three years has not been, and no member of his or her immediate family has, been part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that employs the director or an immediate family member of the director;

- is not an executive officer or an employee, and no member of his or her immediate family is an executive officer, of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single year, exceeds the greater of $1 million, or two percent of such other company's consolidated revenues during any of the past three years;

- is free of any relationships with the Company that may impair, or appear to impair his or her ability to make independent judgments; and

- is not and no member of his or her immediate family is employed as an executive officer of a charitable organization that receives contributions from the Company or a Company charitable trust, in an amount which exceeds the greater of $1 million or two percent of such charitable organization's total annual receipts.

For purposes of determining a "material relationship," the following standards are utilized:

- any payments by the Company to a director's primary business affiliation or the primary business affiliation of an immediate family member of a director for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; and

- the aggregate amount of such payments must not exceed two percent of the Company's consolidated gross revenues; provided, however, there may be excluded from this two percent standard payments arising from (a) competitive bids which determined the rates or charges for the services and (b) transactions involving services at rates or charges fixed by law or governmental authority.

For purposes of these independence standards, (i) immediate family members of a director include the director's spouse, parents, stepparents, children, stepchildren, siblings, mother- and father-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone (other than domestic employees) who shares the director's home and (ii) the term "primary business affiliation" means an entity of which the director or the director's immediate family member is a principal/executive officer or in which the director or the director's immediate family member holds at least a five percent equity interest.

In accordance with the Director Nomination Policy, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. The Board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder). As provided in the Director Nomination Policy, the purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

As a result of this review, the Board affirmatively determined that the following directors are independent under the standards set forth in the Director Nomination Policy: Stephen F. Brauer, Susan S. Elliott, Gayle P.W. Jackson, James C. Johnson, Richard A. Liddy, Gordon R. Lohman, Richard A. Lumpkin, Douglas R. Oberhelman, Harvey Saligman and Patrick T. Stokes; and that Gary L. Rainwater, Charles W. Mueller and Jack D. Woodard are not independent under the Director Nomination Policy.

All members of the Audit Committee, the Human Resources Committee and the Nominating and Corporate Governance Committee of the Board of Directors are independent under the standards set forth in the Director Nomination Policy.

Policy and Procedures With Respect to Related Person Transactions

In February 2007, the Board of Directors adopted the Ameren Corporation Policy and Procedures with respect to Related Person Transactions. This written policy provides that the Nominating and Corporate Governance Committee will review and approve Related Person Transactions (as defined below); provided that the Human Resources Committee will review and approve the compensation of each Company employee who is an Immediate Family Member (as defined above under "— *Director Independence*") of a Company director or executive officer and whose compensation exceeds $120,000. The Chair of the Nominating and Corporate Governance Committee has delegated authority to act between Committee meetings.

The policy defines a "Related Person Transaction" as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest, other than (1) competitively bid or regulated public utility services transactions, (2) transactions involving trustee type services, (3) transactions in which the Related Person's interest arises solely from ownership of Company equity securities and all equity security holders received the same benefit on a pro rata basis, (4) an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction if (i) the compensation arising from the relationship or transaction is or will be reported pursuant to the SEC's executive and director compensation proxy statement disclosure rules; or (ii) the executive officer is not an Immediate Family Member of another executive officer or director and such compensation would have been reported under the SEC's executive and director compensation proxy statement disclosure rules as compensation earned for services to the Company if the executive officer was a named executive officer as that term is defined in the SEC's executive and director compensation proxy statement disclosure rules, and such compensation has been or will be approved, or recommended to our Board of Directors for approval, by the Human Resources Committee of our Board of Directors, or (5) if the compensation of or transaction with a director is or will be reported pursuant to the SEC's executive and director compensation proxy statement disclosure rules.

"Related Person" is defined as (1) each director, director nominee and executive officer of the Company, (2) 5% or greater beneficial owners, (3) Immediate Family Members of the foregoing persons and (4) any entity in which any of the foregoing persons is a general partner or principal or in a similar position or in which such person and all other related persons to such person has a 10% or greater beneficial interest.

The Office of the Corporate Secretary of the Company will assess whether a proposed transaction is a Related Person Transaction for purposes of the policy.

The policy recognizes that certain Related Person Transactions are in the best interests of the Company and its shareholders.

The approval procedures in the policy identify the factors the Nominating and Corporate Governance Committee will consider in evaluating whether to approve or ratify Related Person Transactions or material amendments to pre-approved Related Person Transactions. The Nominating and Corporate Governance Committee will consider all of the relevant facts and circumstances available to the Nominating and Corporate Governance Committee, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an Immediate Family Member of a director or an entity in which a director is a general partner, 10% or greater shareholder or executive officer; the availability and costs of other sources for comparable products or services; the terms of the transaction; the terms available to or from unrelated third parties or to employees generally; and an analysis of the significance of the transaction to both the Company and the Related Party. The Nominating and Corporate Governance Committee will approve only those Related Person Transactions (a) that are in compliance with applicable SEC rules and regulations, NYSE listing requirements and the Company's policies, including but not limited to the Corporate Compliance Policy and (b) that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Nominating and Corporate Governance Committee determines in good faith.

The policy provides for the annual pre-approval by the Nominating and Corporate Governance Committee of certain Related Person Transactions that are identified in the policy, as the policy may be supplemented and amended. For 2007, the Nominating and Corporate Governance Committee (and the Human Resources Committee, in the case of employment relationships involving compensation exceeding $120,000) pre-approved, in accordance with the policy, the following Related Person Transactions:

- purchases by the Company and/or its subsidiaries of equipment, equipment leases and maintenance and training services from Caterpillar Inc. (employer of Director Oberhelman) or its subsidiaries and affiliates; provided that the aggregate amount of all such transactions may not exceed 2% of the Company's or Caterpillar Inc.'s consolidated gross revenues during any of the past three years;

- sales of non-regulated energy services and leases of office space by the Company and/or its subsidiaries to Caterpillar Inc. or its subsidiaries and affiliates; provided that the aggregate amount of all such transactions may not exceed 2% of Caterpillar Inc.'s consolidated gross revenues during any of the past three years;

- employment of Patricia A. Fuller, Health and Welfare Consultant, Ameren Services, sister of Gary L. Rainwater, Chairman, President and Chief Executive Officer of Ameren;

- employment of Charles R. Mueller, Supervising Engineer, AmerenIP, son of Charles W. Mueller, a director of Ameren; and

- employment of Michael G. Mueller, President of Ameren Energy Fuels and Services Company and Vice President of Ameren Services, son of Charles W. Mueller, a director of Ameren.

In 2006, the Company's unwritten policy with respect to Related Person Transactions was to evaluate and monitor Related Person Transactions. Any such transaction was required to comply with the Company's policies, including the Corporate Compliance Policy, and any payments by the Company to a director's primary business affiliation or the primary business affiliation of an immediate family member of a director for goods or services, or other contractual arrangements were required to be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

Other than the employment relationships of Charles R. Mueller and Michael G. Mueller described above, the only directors that had business relationships with the Company in 2006 that are required to be reported are Mr. Woodard and Mr. Oberhelman. In 2006, prior to his election to the Board, Mr. Woodard received $125,200, plus reimbursement of his expenses, from the Company for acting as an independent advisor to the Board and the Nuclear Oversight Committee. Mr. Oberhelman is an executive officer of Caterpillar Inc. which purchases regulated public utility energy services and non-regulated energy services from certain of the Company's subsidiaries (primarily CILCO, Ameren Energy Marketing Company, IP and UE) and sells and leases equipment to and provides maintenance and training services for some of our subsidiaries. During 2006, revenues from energy sales by Ameren subsidiaries to Caterpillar aggregated approximately $52.2 million excluding revenues from the supply of regulated public utility services and revenues based on competitive bid transactions. Payments made during 2006 by our subsidiaries to Caterpillar for the purchase or lease of equipment aggregated approximately $131,000, for the repurchase of energy aggregated approximately $29,000 and for maintenance and training services aggregated approximately $1.6 million. Mr. Oberhelman's wife is the Chief Executive Officer of Cullinan Properties, Ltd. ("Cullinan Properties"), a real estate development firm. During 2006, Cullinan Properties made lease payments to CILCO for office space aggregating approximately $11,000. These transactions, many of which are for multiple year terms, were entered into in the ordinary course of business on an arms length basis. The total of all payments made by our subsidiaries to Caterpillar and payments received by our subsidiaries from Caterpillar and Cullinan Properties during 2006 (including payments related to the supply of regulated public utility services and payments related to competitive bid transactions) did not exceed two percent of Caterpillar's 2006 consolidated revenues of approximately $41.52 billion or two percent of Cullinan Properties consolidated revenues, respectively. In addition, the total of all payments made by our subsidiaries to Caterpillar during 2006 was less than two percent of our 2006 consolidated revenues of approximately $6.9 billion. Caterpillar, Cullinan Properties and Ameren transactions also did not exceed these two percent thresholds during 2004 and 2005.

In addition to the above business relationships, certain of the Company's directors and executive officers had reportable family relationships in 2006. Charles W. Mueller is the father of Michael G. Mueller, President of the Company's wholly-owned indirect subsidiary, Ameren Energy Fuels and Services Company and a Vice President of Ameren Services, for which he received in 2006 total compensation (consisting of all items included in total compensation in the Summary Compensation Table in this proxy statement) of $360,604 (including $56,017, the dollar amount recognized for financial statement reporting purposes pursuant to Financial Accounting Standards ("FAS") 123R for the fiscal year ended December 31, 2006 of the target award of 2,997 performance share units under the Company's Long-Term Incentive Plan of 1998, based on the closing price of $50.69 of Ameren Common Stock on the February 10, 2006 grant date). See below for more information regarding performance share unit awards and other compensation, respectively. Another son of Mr. Mueller, Charles R. Mueller, is employed by IP as a supervising engineer, for which he received total compensation (consisting of all items included in total compensation in the Summary Compensation Table in this proxy statement) of $157,015 for 2006. Gary L. Weisenborn, a brother of Dennis W. Weisenborn, a Vice President of various Company subsidiaries, is employed by UE as a superintendent for which he received total compensation (consisting of all items included in total compensation in the Summary Compensation Table in this proxy statement) of $131,473 for 2006. David E. Boll, a brother-in-law of Robert F. Neff, a Vice President of Ameren Energy Fuels and Services Company, is employed by Ameren Services as a managing supervisor of mechanical engineering for which he received total compensation (consisting of all items included in total compensation in the Summary Compensation Table in this proxy statement) of $123,788 for 2006.

Legal and Regulatory Matters

Anheuser-Busch, Incorporated, an affiliate of Anheuser-Busch Companies, Inc., and The Boeing Company are members of the Missouri Industrial Energy Consumers group ("MIEC") which, on September 1, 2006, intervened in the Missouri Public Service Commission proceedings relating to UE's request for an increase in base rates for electric service. MIEC's position in the case is that UE overstated its needed revenue requirement and that a disproportionate amount of the increase has been assigned to industrial customers. MIEC also opposes UE's requested fuel and purchased power cost recovery mechanism. Patrick T. Stokes is the Chairman of the Board of Directors of Anheuser-Busch Companies, Inc. and James C. Johnson is an officer of The Boeing Company. Neither Mr. Stokes nor Mr. Johnson participated in Ameren's Board and Committee deliberations relating to these matters.

In April 2005, Caterpillar Inc. intervened in the Illinois Commerce Commission ("ICC") proceedings relating to the power procurement auction and related tariffs of CILCO, CIPS and IP (the "Ameren Illinois Utilities"). In the Ameren Illinois Utilities' 2005 auction process proceedings, Caterpillar Inc., in conjunction with other industrial customers as a coalition, opposed the Ameren Illinois Utilities' filing on issues regarding auction design and auction process, among others. In February 2006, Caterpillar Inc. intervened in the 2006 rate cases filed by the Ameren Illinois Utilities with the ICC to modify their electric delivery service rates. In the 2006 rate cases, Caterpillar Inc., in conjunction with other industrial customers as a coalition, opposed the Ameren Illinois Utilities' filings on issues regarding rate design and revenue requirements, among others. Douglas R. Oberhelman is an executive officer of Caterpillar Inc. Mr. Oberhelman did not participate in Ameren's Board and Committee deliberations relating to these matters.

Policy Regarding Communications to the Board of Directors

The non-management directors of the Board of Directors have adopted a policy for shareholders and other interested persons to send communications to the Board. Shareholders and other interested persons who desire to communicate with the Company's directors or a particular director may write to: Ameren Corporation Board of Directors, c/o Manager of Investor Relations, Mail Code 202, 1901 Chouteau Avenue, St. Louis, Missouri 63103. E-mail communications to directors should be sent to directorcommunication@ameren.com. All communications must be accompanied by the following information: if the person submitting the communication is a shareholder, a statement of the number of shares of the Company's Common Stock that the person holds; if the person submitting the communication is not a shareholder and is submitting the communication to the Lead Director or the non-management directors as an interested party, the nature of the person's interest in the Company; any special interest, meaning an interest not in the capacity of a shareholder of the Company, of the person in the subject matter of the communication; and the address, telephone number and e-mail address, if any, of the person submitting the communication. Communications received from shareholders and other interested persons to the Board of Directors will be reviewed by the Manager of Investor Relations and if they are relevant to, and consistent with, the Company's operations and policies that are approved by all non-management members of the Board and if they conform to the procedural requirements of the Policy, they will be forwarded to the Lead Director or applicable Board member or members as expeditiously as reasonably practicable.

Annual Assessment of Board, Board Committee and Individual Director Performance

The Board reviews its own performance, structure and processes in order to assess how effectively it is functioning. This assessment is implemented and administered by the Nominating and Corporate Governance Committee through an annual Board self-evaluation survey. Individual directors are also asked annually to assess each other's performance through a director peer assessment. The views of individual directors are collected by the Secretary of the Company and the Chairman of the Nominating and Corporate Governance Committee and summarized for consideration by the full Board. In addition, each of the Audit Committee, Human Resources Committee, Nominating and Corporate Governance Committee, Nuclear Oversight Committee, and Public Policy Committee of the Board conduct an annual self evaluation of its performance.

DIRECTOR COMPENSATION

Fees and Stock Awards

In June 2006, the Nominating and Corporate Governance Committee of the Board of Directors of Ameren approved the following compensation program for each director who is not an employee of the Company:

- an annual cash retainer of $50,000 payable in 12 equal installments (increased from $20,000, effective June 9, 2006);

- an award of 1,000 immediately vested shares of the Company's Common Stock provided annually to all directors on or about January 1. An award of 1,000 shares of the Company's Common Stock is also provided to new directors upon initial election to the Board;

- a fee of $1,500 for each Board meeting attended;

- a fee of $1,500 for each Board Committee meeting attended (increased from $1,000, effective June 9, 2006);

- an additional annual cash retainer of $10,000 for the Lead Director and for the chairpersons of the Human Resources Committee, the Nominating and Corporate Governance Committee, the Nuclear Oversight Committee, and the Public Policy Committee;

- an additional annual cash retainer of $15,000 for the chairperson of the Audit Committee and an additional $5,000 annual cash retainer for each Audit Committee member;

- reimbursement of customary and usual travel expenses; and

- eligible to participate in a nonqualified deferred compensation program earning interest at 150% of the average Mergent's Index rate (described below).

Directors who are employees of the Company do not receive compensation for their services as a director.

The following table sets forth the compensation paid to non-management directors for fiscal year 2006, other than reimbursement for travel expenses.

DIRECTOR COMPENSATION TABLE

Name (a)	Fees Earned or Paid in Cash(1) ($) (b)	Stock Awards(2) ($) (c)	Option Awards(3) ($) (d)	Non-Equity Incentive Plan Compensation(3) ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($) (f)	All Other Compensation(5) ($) (g)	Total ($) (h)
S.F. Brauer	16,668	54,912	–	–	–	–	71,580
S.S. Elliott	75,508	51,612	–	–	–	–	127,120
G. P.W. Jackson	65,504	51,612	–	–	–	–	117,116
J.C. Johnson	63,004	51,612	–	–	–	–	114,616
R.A. Liddy	84,016	51,612	–	–	7,772	–	143,400
G.R. Lohman	84,508	51,612	–	–	29,321	–	165,441
R.A. Lumpkin(6)	73,508	51,612	–	–	11,318	–	136,438
C.W. Mueller	85,509	51,612	–	–	–	14,799	151,920
D.R. Oberhelman	84,004	51,612	–	–	1,981	–	137,597
H. Saligman	64,004	51,612	–	–	20,411	–	136,027
P.T. Stokes	57,504	51,612	–	–	1,180	–	110,296
J.D. Woodard	31,170	54,097	–	–	–	125,200	210,467

(1) Represents the cash retainer and fees for service on the Board of Directors and its committees and meeting attendance as discussed above.

(2) As discussed above, the annual grants of 1,000 shares of the Company's Common Stock were awarded to Directors Elliott, Jackson, Johnson, Liddy, Lohman, Lumpkin, Mueller, Oberhelman, Saligman and Stokes on January 6, 2006, and to Director Woodard on October 31, 2006 and to Director Brauer on November 6, 2006, in connection with their respective elections to the Board of Directors. The price at which such shares were granted (i) to the non-management directors (other than Directors Brauer and Woodard) pursuant to the Long-Term Incentive Plan of 1998 was $51.61 per share on January 6, 2006, (ii) to Director Brauer, pursuant to the 2006 Omnibus Incentive Compensation Plan, was $54.92 per share on November 6, 2006 and (iii) to Director Woodard, pursuant to the 2006 Omnibus Incentive Compensation

Plan, was $54.10 per share on October 31, 2006. As of December 31, 2006, the aggregate number of stock awards outstanding was: Mr. Brauer 1,000 shares; Ms. Elliott 3,000 shares; Ms. Jackson 2,000 shares; Mr. Johnson 2,000 shares; Mr. Liddy 5,500 shares; Mr. Lohman 5,500 shares; Mr. Lumpkin 5,500 shares; Mr. Mueller 3,000 shares; Mr. Oberhelman 3,300 shares; Mr. Saligman 5,500 shares; Mr. Stokes 3,000 shares; and Mr. Woodard 1,000 shares.

(3) No stock option awards or payouts under non-equity incentive plans were received by any non-management director in 2006.

(4) Includes above market earnings on deferred compensation (see "— *Directors Deferred Compensation Plan Participation*" below). Ameren does not have a pension plan for non-management directors.

(5) In the case of Director Mueller, the amount represents the estimated value of office space ($8,350) and secretarial services ($5,500) at the Company's headquarters and phone charges ($445) provided to Director Mueller during 2006. In the case of Director Woodard, the amount represents fees for his services during 2006 as an independent advisor to the Board and the Nuclear Oversight Committee prior to his election as a director.

(6) Mr. Lumpkin, in accordance with our director retirement age provisions of our Corporate Governance Policy, offered and the Board accepted his resignation effective April 24, 2007, the end of his term as a director.

Directors Deferred Compensation Plan Participation

An optional deferred compensation plan available to directors permitted non-management directors to defer all or part of their annual cash retainers and meeting fees. The minimum amount that was permitted to be deferred prior to calendar year 2007 was $3,500. Directors Liddy, Lohman, Lumpkin, Oberhelman, Saligman and Stokes deferred amounts under the plan in 2006.

Deferred amounts, plus an interest factor, are used to provide payout distributions following completion of Board service and certain death benefits. Deferred amounts earn interest at 150% of the average Mergent's Seasoned AAA Corporate Bond Yield Index ("Mergent's Index," formerly called Moody's Index) rate until the participant director retires or dies. After the participant director retires or dies, the deferred amounts earn interest at the average Mergent's Index rate.

For 2006, the average Mergent's Index rate was 5.24 percent, 150 percent of which was 7.86 percent. A participant director may choose to receive the deferred amounts at retirement in a lump sum payment or in installments over five, ten or fifteen years.

In the event a participating director resigns from the Board of Directors prior to becoming eligible for retirement and after the occurrence of a change in control (as defined in such plan), the balance in such director's deferral account, including interest payable at 150 percent of the average Mergent's Index, shall be distributed in a lump sum to the director within 30 days after the date the director resigns.

In November 2006, the Company adopted the Ameren Deferred Compensation Plan for Members of the Board of Directors (the "New Directors Deferred Compensation Plan"), which amends and restates the portion of the deferred compensation plan described above which is subject to Section 409A of the IRC. The New Directors Deferred Compensation Plan permits non-management directors of the Company to annually choose to defer up to 100% (in increments of 1%) of cash retainers and meeting fees. There are no minimum dollar thresholds for deferrals. The New Directors Deferred Compensation Plan became effective as of January 1, 2007 and applies to cash retainers and meeting fees paid to non-management directors on and after such date. The New Directors Deferred Compensation Plan was filed with the SEC as Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 5, 2006.

Deferred amounts earn interest at 150% of the average Mergent's Index rate while the participant is a member of the Company's Board of Directors. After the participant ceases to be a member of the Company's

Board of Directors for any reason after attainment of at least age 55 or dies, the deferred amounts earn interest at the average Mergent's Index rate.

A participant may choose to receive the deferred amounts upon ceasing to be a member of the Company's Board of Directors in a lump sum payment or in installments over a set period of up to 15 years. However, in the event a participant ceases being a member of the Company's Board of Directors prior to age 55, the balance in such participant's deferral account shall be distributed in a lump sum to the participant within 30 days of the date the participant ceases being a member of the Company's Board of Directors. In the event a participant ceases being a member of the Company's Board of Directors prior to attainment of at least 55 years of age and after the occurrence of a Change of Control (as hereinafter defined under "EXECUTIVE COMPENSATION — Other Potential Post-Employment Payments — *Change of Control Protection — Change of Control Severance Plan*"), the balance in such director's deferral account, including interest payable at 150% of the average Mergent's Index rate, shall be distributed in a lump sum to the director within 30 days after the date the director ceases being a member of the Board of Directors.

Director Stock Ownership Requirement

In October 2006, the Company's Board of Directors adopted a stock ownership requirement applicable to all of its directors. Under this requirement, within five years of the January 1, 2007 effective date or within five years after initial election to the Board, all non-management directors are required to own Company Common Stock equal in value to at least three times their base annual cash retainer and hold such amount of stock throughout their directorship.

At any time, if a non-management director has not satisfied the requirement, such director must retain at least 50% of all shares granted to him or her after January 1, 2012 under Ameren's equity compensation programs.

ITEM (2): RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007

The Company is asking its shareholders to ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accountants for the fiscal year ending December 31, 2007. PwC was appointed by the Audit Committee.

Although ratification by the shareholders is not required by law, the Board of Directors has determined that it is desirable to request approval of this selection by the shareholders. In the event the shareholders fail to ratify the appointment, the Audit Committee will consider this factor when making any determination regarding PwC. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Passage of the proposal requires the affirmative vote of a majority of the shares entitled to vote on the proposal and represented in person or by proxy at the meeting at which a quorum is present.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PwC AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR ENDING DECEMBER 31, 2007.

ITEM (3): SHAREHOLDER PROPOSAL RELATING TO RELEASES FROM THE CALLAWAY PLANT

Proponents of the shareholder proposal described below notified the Company of their intention to attend the Annual Meeting to present the proposal for consideration and action. The names and addresses of the proponents and the number of shares they hold will be furnished by the Secretary of the Company upon receipt of any telephonic or written request for such information.

WHEREAS: Nuclear power plants, including Callaway, during routine operation, release radioactive wastes into the air and water that we believe increase the risk of life-shortening illnesses, genetic mutations, and environmental damage.

Though the federal government's "permissible" concentration levels govern these releases, we believe "permissible" does not mean safe, but merely expedient.

AmerenUE extracts Missouri River water for Callaway's cooling systems; some of that water becomes radioactively contaminated and is intentionally released after filtering and monitoring. Radioactive gases are also generated during the plant's operation; some are released to the atmosphere.

However, no economically feasible technology exists to remove all radioactive materials from the cooling water and gaseous emissions — such as, particles too small to filter, and certain gases and liquids. Monitoring technologies also cannot accurately detect some of these materials. In addition, accidental releases and leaks can occur from pipes, pumps, valves and other components and systems.

Tritium, for example, a radioactive isotope of hydrogen, accumulates in cooling water as a fission and activation product.

Since no economically feasible technology exists to filter tritium from a reactor's effluents, it is normally released in gaseous emissions to the atmosphere and in liquid releases into the Missouri River — 79 miles upstream from St. Louis County's major drinking water intake.

The medical profession typically decontaminates a lab tabletop that measures even 100 trillionths of one curie of radioactivity per four-inch square. During Callaway's operation in 2005, the Company reported releasing 1,292 curies of tritium in 128 batches of radioactive wastewater into the Missouri River. The company also reported releasing tritium to the atmosphere.

Tritium can be ingested or inhaled, potentially causing cellular, genetic, and reproductive damage. Its half life is 12.3 years; it continues releasing radioactivity for at least ten half-lives.

Since late 2005, nuclear power plant owners, including AmerenUE, have been reporting to the Nuclear Regulatory Commission the occurrence of unfiltered, accidental leaks of tritium and other radioactive materials within their plant sites and beyond. AmerenUE announced tritium leaks from groundwater pipes in summer 2006. Six tritium leaks had also occurred between 1987 and 2005.

The impacts of Callaway's liquid releases on algae, fish and other creatures (including humans) living downstream can be persistent. Gaseous releases can also persist in the environment.

RESOLVED: Shareholders request that Ameren describe, in its next annual report, its efforts to reduce the release of radioactive material to the air and water during Callaway's routine operation and to improve the quality of the monitoring of these releases.

SUPPORTING STATEMENT

Radioactive releases occur during Callaway's routine operation and as the result of leakages. We believe that the impact of these radioactive releases, no matter how small, is cumulative, irreversible, and potentially dangerous. There is also the threat of major accidental releases. Ameren remains morally responsible and financially liable for Callaway into the indefinite future, and should take responsibility for a more complete accounting of all radioactive releases, so that the Company and its shareholders can more accurately assess the plant's impact on the biosphere.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEM (3).

The Board is of the opinion that it is unwarranted to include, in Ameren's annual report, any description of the Company's efforts to reduce the release of radioactive materials to the air and water during the Callaway Plant's routine operation and improve the monitoring of these releases. Providing such information in the annual report is unnecessary because information concerning effluent releases and treatment system modifications is readily available.

- The amount of activity released at the Callaway Plant in effluents is reported periodically to the U.S. Nuclear Regulatory Commission ("NRC"). This information is available to the public. The most recent report of Callaway radioactive releases, entitled 2005 Callaway Plant Effluent Release Report, is available online at the NRC website, http://www.nrc.gov/reading-rm/adams.html with accession number ML061290525.

- The Callaway Plant includes systems designed to keep, to the greatest extent practicable, radioactive materials from being discharged with the water and air releases from the plant. For example, Callaway's levels of radioactivity from the plant's gaseous and liquid releases from January 2005 through December 2006 were significantly less than 1% of the annual radioactive dose allowed by federal government regulations designed to protect the health and safety of the public. Significant effort is made to maximize the efficiency of those plant systems in removing radioactive materials from the plant's releases.

- The NRC requires the Callaway Plant to monitor and record all effluent releases through vents and other plant discharge points to assure that no radioactive releases are made in excess of regulatory limits. There are plant procedures that control the Callaway effluent monitoring program. The NRC periodically reviews and inspects this program to ensure that Callaway meets all applicable requirements for radioactive effluent control and monitoring.

- The Callaway Plant monitors the surrounding environment pursuant to its Radiological Environmental Monitoring Program. This program is designed to identify any radiological effects from Callaway Plant operations on the surrounding environment. The results of this monitoring are reported to the NRC and are available to the public. The 2005 environmental monitoring report, entitled Callaway Unit 1 2005 Environmental Operating Report, is available online at the NRC website, with accession number ML061280626.

The Board believes that, considering the very low radioactive releases from Callaway, the continuous effluent control and monitoring programs that are in place under the oversight of the NRC, and the availability to the public of detailed information on the radioactive discharges from the plant, there is no reason to provide a description in Ameren's annual report of the efforts at the facility to reduce the release of radioactive materials or improve monitoring of those releases. Therefore, the Board unanimously recommends voting AGAINST ITEM (3).

Passage of the proposal requires the affirmative vote of a majority of the shares entitled to vote on the proposal and represented in person or by proxy at the meeting at which a quorum is present.

OTHER MATTERS

The Board of Directors does not know of any matter, other than the election of Directors, the ratification of the appointment of independent registered public accountants and the shareholder proposal set forth above, which may be presented at the meeting. However, if any other matters should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote thereon in accordance with their best judgment.

SECURITY OWNERSHIP

SECURITY OWNERSHIP OF MORE THAN FIVE PERCENT SHAREHOLDERS

The following table contains information with respect to the ownership of Ameren Common Stock by each person known to the Company who is the beneficial owner of more than five percent of the outstanding Common Stock.

Name and Address of Beneficial Owner	Shares of Common Stock Owned Beneficially at December 31, 2006	Percent of Common Stock (%)
Franklin Resources, Inc. .... Charles B. Johnson Rupert H. Johnson, Jr. Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403-1906	14,673,839(1)	7.1
Capital Research and Management Company .... 333 South Hope Street Los Angeles, California 90071	12,222,800(2)	5.9
Lord, Abbett & Co. LLC .... 90 Hudson Street Jersey City, New Jersey 07302	11,251,645(3)	5.4

(1) The number of shares owned as of December 31, 2006 according to Amendment No. 2 to Schedule 13G filed with the SEC on February 5, 2007. Franklin Resources, Inc. is a parent holding company, Charles B. Johnson and Rupert H. Johnson, Jr. are each a control person, and Franklin Advisers, Inc. is an investment adviser, all in accordance with SEC Rule 13d-1(b)(1)(ii). The shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect advisory subsidiaries, including subsidiaries of Franklin Resources, Inc. These adviser subsidiaries have been granted all investment and/or voting power over the shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10 percent of the outstanding common stock of Franklin Resources, Inc. and are the principal shareholders of Franklin Resources, Inc. According to the Schedule 13G filing, Franklin Resources, Inc., its principal shareholders and each of the adviser subsidiaries disclaim any economic interest or beneficial ownership in any of the shares. The amendment to the Schedule 13G reports that Franklin Advisers, Inc. and Fiduciary Trust Company International have sole power to vote or to direct the vote of 14,559,141 shares and 84,698 shares, respectively, and sole power to dispose or to direct the disposition of 14,589,141 shares and 84,698 shares, respectively.

(2) The number of shares owned as of December 29, 2006 according to Amendment No. 8 to Schedule 13G filed with the SEC on February 12, 2007. Capital Research and Management Company is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. It is deemed to be the beneficial owner of the shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(3) The number of shares owned as of December 29, 2006 according to Schedule 13G filed with the SEC on February 14, 2007. The Schedule 13G reports that Lord, Abbett & Co. LLC is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 with sole power to vote or to direct the vote of 10,794,038 shares and sole power to dispose or to direct the disposition of 11,237,145 shares.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of Ameren Common Stock as of February 1, 2007 for (i) each director and nominee for director of the Company, (ii) the Company's Chairman, President and Chief Executive Officer, the Company's Chief Financial Officer, and the three most highly compensated executive officers of the Company (and/or its subsidiaries) (other than the Chairman, President and Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of 2006, named in the Summary Compensation Table below (collectively, the "Executives"), and (iii) all executive officers, directors and nominees for director as a group.

Name	Number of Shares of Common Stock Beneficially Owned(1)	Percent Owned(2)
Warner L. Baxter	28,398	*
Stephen F. Brauer	2,012	*
Susan S. Elliott	4,316	*
Gayle P. W. Jackson	3,152	*
James C. Johnson	3,138	*
Richard A. Liddy	15,320	*
Gordon R. Lohman	8,040	*
Richard A. Lumpkin	12,243	*
Charles W. Mueller	59,993	*
Charles D. Naslund	15,691	*
Douglas R. Oberhelman	4,675	*
Gary L. Rainwater	70,533	*
Harvey Saligman	11,428	*
Patrick T. Stokes	4,254	*
Steven R. Sullivan	14,405	*
Thomas R. Voss	35,431	*
Jack D. Woodard	2,012	*
All directors, nominees for director and executive officers as a group (26 persons)	420,751	*

* Less than one percent.

(1) This column lists voting securities, including restricted stock held by current and former executive officers over which the individuals have voting power but no investment power. None of the named individuals held shares issuable within 60 days upon the exercise of stock options. Reported shares include those for which a director, nominee for director or executive officer has voting or investment power because of joint or fiduciary ownership of the shares or a relationship with the record owner, most commonly a spouse, even if such director, nominee for director or executive officer does not claim beneficial ownership.

(2) For each individual and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of the 206,599,810 shares of Common Stock outstanding on February 1, 2007 and the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days of February 1, 2007, including, but not limited to, upon the exercise of options.

Since 2003, the Company has had a policy which prohibits directors and executive officers from engaging in pledges of Company securities or margin accounts with respect to Company securities.

The address of all persons listed above is c/o Ameren Corporation, 1901 Chouteau Avenue, St. Louis, Missouri 63103.

STOCK OWNERSHIP REQUIREMENTS

Stock Ownership Requirement for Directors

The stock ownership requirement applicable to directors is described above under "ITEMS YOU MAY VOTE ON — DIRECTOR COMPENSATION — *Director Stock Ownership Requirement*."

Stock Ownership Requirement for Officers

In October 2006, the Company's Board of Directors adopted, effective January 1, 2007, a stock ownership requirement applicable to certain officers of the Company and its subsidiaries. Under this requirement, within five years of its January 1, 2007 effective date or within five years after initial election to such office, each such officer is required to own shares of the Company's Common Stock valued as a percentage of base salary as follows: President and Chief Executive Officer of Ameren (300 percent), President and Chief Executive Officer of CILCO, CILCORP, CIPS, IP, UE, AER and Ameren Services (200 percent), Executive Vice President (200 percent), President and Chief Executive Officer of Ameren subsidiaries other than the foregoing (100 percent), Senior Vice President and Vice President (100 percent), provided that officers holding multiple positions with Ameren and its subsidiaries shall be subject to the higher applicable share ownership requirement. When an officer subject to the Officer Stock Ownership Requirement reaches the age of 62, the applicable Officer Stock Ownership Requirement is reduced by one-half. At any time an officer subject to the stock ownership requirement has not satisfied the applicable requirement, such officer must retain at least 50% of the net shares delivered to him or her pursuant to awards granted after January 1, 2012 under Ameren's equity compensation programs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and persons who own more than 10 percent of the Company's Common Stock to file reports of their ownership in the equity securities of the Company and its subsidiaries and of changes in that ownership with the SEC and the NYSE. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who failed to file any such report on a timely basis. Based solely on a review of the filed reports and written representations that no other reports are required, each of the Company's directors and executive officers complied with all such filing requirements during 2006. The Company does not have any greater than 10 percent shareholders.

EXECUTIVE COMPENSATION

Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings with the SEC, including this proxy statement, in whole or in part, the following Human Resources Committee Report shall not be deemed to be incorporated by reference into any such filings.

HUMAN RESOURCES COMMITTEE REPORT

The Human Resources Committee (the "Committee") discharges the Board's responsibilities relating to compensation of the Company's executive officers and for all Company subsidiaries which are registered companies pursuant to the Securities Exchange Act of 1934. The Committee approves and evaluates all compensation of executive officers, including salaries, bonuses, and compensation plans, policies and programs of the Company.

The Committee also fulfills its duties with respect to the Compensation Discussion and Analysis and Human Resources Committee Report portions of the proxy statement, as described in the Committee's Charter.

The Compensation Discussion and Analysis has been prepared by management of the Company. The Company is responsible for the Compensation Discussion and Analysis and for the disclosure controls relating to executive compensation. The Compensation Discussion and Analysis is not a report or disclosure of the Human Resources Committee.

The Human Resources Committee met with management of the Company and the Committee's outside consultant to review and discuss the Compensation Discussion and Analysis. Based on the foregoing review and discussions, the Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and the Company's 2006 Form 10-K, and the Board approved that recommendation.

Human Resources Committee:

Richard A. Liddy, Chairman
Gordon R. Lohman
Richard A. Lumpkin
Harvey Saligman
Patrick T. Stokes

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis (or "CD&A"), references to "the Committee" are to the Human Resources Committee of the Board of Directors. We use the term "Executives" to refer to the employees listed in the Summary Compensation Table.

Guiding Principles and Policies

Our philosophy for compensation of the Executives is to provide a competitive total compensation program that is based on the size-adjusted median of the range of compensation paid by similar utility industry companies, adjusted for our short- and long-term performance and the individual's performance. The adjustment for our performance aligns the long-term interests of management with that of our shareholders to maximize shareholder value. The programs in place for 2006 support the pay-for-performance philosophy that we utilize.

Overview of Executive Compensation Program Components

In 2006, our compensation program for the Executives consisted of several compensation elements, each of which is discussed in more detail below. At the Company, decisions with respect to one element of pay tend not to impact other elements of pay. The following are the material elements of our compensation program for the Executives:

- base salary;

- short-term incentives;

- long-term incentives, specifically our Performance Share Units Program;

- retirement benefits; and

- change of control protection.

Our Common Stock ownership requirements applicable to the Executives are discussed in this CD&A as well as under "SECURITY OWNERSHIP — Stock Ownership Requirements — *Stock Ownership Requirement for Officers*" above.

We also provide various welfare benefits to the Executives on the same basis as we provide to all salaried employees. We provide modest perquisites and other personal benefits to the Executives. We do not have a corporate aircraft and do not provide cars for the Executives for travel to and from the office nor do we provide or reimburse for country club memberships for any Executive. None of the Executives received perquisites or other personal benefits in an amount of $10,000 or more in 2006.

Market Data and Peer Group

The Committee's consultant, Hewitt, collects and analyzes comprehensive market data annually, including base salary, target short-term incentives (non-equity incentive plan compensation) and long-term incentives opportunities, and benefits and perquisites periodically.

The elements of pay are benchmarked both individually and in total to the same comparator group.

To develop market figures, compensation opportunities for the Executives are compared to the compensation opportunities for comparable positions at companies similar to us, defined as regulated utility industry companies in a revenue size range approximately one-half to double our size. Hewitt uses various statistical techniques to adjust the market data to be appropriate for our revenue size.

We provide compensation opportunities at the size-adjusted median of the Hewitt data, and design our incentive plans to pay significantly more or less than the target amount when performance is above or below target performance levels, respectively. Thus, our plans are designed to result in payouts that are market-appropriate given our performance for that year or period.

The companies identified as the peer group used to develop 2006 compensation opportunities are listed below. The list is subject to change each year depending on the availability of the companies' data through Hewitt's database, and the continued appropriateness of the companies.

AGL Resources	Edison International	Public Service Enterprise Group, Inc.
CenterPoint Energy	FPL Group	SCANA Corporation
Cinergy Corp.	NiSource Inc.	Sempra Energy
CMS Energy	Pepco Holdings, Inc.	Southern Company
Dominion Resources, Inc.	PG&E Corporation	TXU Corp.
DTE Energy Company	PPL Corporation	WGL Holdings

Mix of Pay

We believe that both cash compensation and non-cash compensation are appropriate elements of a total rewards program. Cash compensation is current compensation (i.e., base salary and annual incentive awards), while non-cash compensation is generally long-term compensation (i.e., equity based incentive compensation).

A significant percentage of total compensation is allocated to short-term and long-term incentives as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term compensation. Rather, the Committee reviews market data provided by Hewitt to determine the appropriate level and mix of incentive compensation. The allocation between current and long-term compensation is based primarily on competitive market practices relative to base salaries, annual incentive awards and long-term incentive award values.

Base Salary

Base salary compensates for competence and sustained performance in the executive role, and is a standard pay element. Our base salary program is designed to provide the Executives with market competitive salaries based upon role, experience, competence and performance.

The market data referenced above assists in defining the pay parameters for each Executive. Based on this data, the scope of each Executive's role, and internal pay equity, a base salary range is established for each position. The base salary range is +/−20% of the established market rate for the position. The base salary of each Executive is managed within this pay range.

Mr. G.L. Rainwater (our Chairman, President and Chief Executive Officer) recommended a 2006 base salary increase for each of the other Executives considering their then-current salary in relation to the market median, experience and sustained individual performance and results. These recommendations were presented to the Committee for discussion and approval at the December 2005 Committee meeting. Increases were approved based on the market data and base salary range, as well as internal pay equity, experience, individual performance and the need to retain an experienced team. Performance takes into account competence, initiative, contribution to achievement of our goals and leadership.

The Committee consulted with Hewitt in executive session at its December 2005 meeting to determine and approve Mr. Rainwater's base salary increase. The Committee's decision was influenced by the above-mentioned market data and Mr. Rainwater's relatively short time in his position, as well as his performance.

Base salary increases were effective January 1, 2006.

Short-Term Incentive Compensation: Executive Incentive Plan

Our short-term incentive compensation program element is entitled the Executive Incentive Plan ("EIP"). The EIP rewards our annual achievement of earnings per share ("EPS") goals and the Executive's business unit and individual performance. The EIP focuses attention on achievement of financial goals and on business unit and individual performance that are expected to increase shareholder value.

The amounts listed in columns (d), (e) and (f) of the Grants of Plan-Based Awards Table represent the potential range of cash awards for the EIP for 2006 and are based on a percentage of each Executive's base salary at the end of 2006.

In order to ensure that amounts are fully deductible for tax purposes, the Committee set a limitation on 2006 short-term incentive payouts for each Executive of 0.5% of our 2006 net income. The Committee then used negative discretion as provided under Section 162(m) of the IRC to arrive at actual, lower 2006 payouts based on our performance for the year. By setting the limitation on payouts, the Committee ensured that such payouts met the definition of performance-based pay for tax purposes and thus, were fully deductible.

The payment of all of the short-term incentive award opportunities was dependent on our 2006 EPS achievement. However, 50% of the award funded by EPS achievement was subject to adjustment downward based on the performance of the individual Executives and the business unit they were responsible for leading in 2006. The Committee also reserves the right to modify EPS achievement levels under exceptional circumstances.

The range of EPS goals for 2006 is shown below. Goals are set each year with reference to many factors, including the history of financial results, the expected business environment, fuel prices affecting our business operations, operating costs and board expectations.

Level of Performance	EPS	Payout as a Percent of Target
Maximum	$3.35	150%
Target	$3.15	100%
Threshold	$2.95	50%
Below threshold	Less than $2.95	0%

The actual amounts of short-term incentive awards relating to the 2006 EIP are being paid in March 2007 and are set forth under column (g) entitled Non-Equity Incentive Plan Compensation in the Summary Compensation Table. Prior to the February 2007 Committee meeting, the forecasted EIP EPS achievement and recommended short-term incentive awards for the Executives other than Mr. Rainwater were forwarded by Mr. Rainwater to the Committee for review. In accordance with the terms of the EIP, the Committee, at the February meeting, adjusted the 2006 EPS achievement level under the EIP to a level that resulted in funding of 60% of the target EIP compensation to reflect the exceptional effects of extraordinary weather events and regulatory rulings. As noted above, 50% of the award for each Executive was dependent on business unit and individual performance as determined by the Committee, and some individual Executive awards were lower than 60% of target.

The adjustment to EPS was made in recognition of several other factors, including the larger number of and extreme relative severity of the storms in Ameren's service areas compared to prior years, the receipt by Ameren of the Edison Electric Institute "Emergency Recovery Award" for outstanding efforts to restore electric power in the wake of back-to-back storms in July 2006, and improved generation plant performance. The actions of the Committee and the Board reflected the view that the Executives demonstrated the leadership qualities that our executive compensation program was designed to foster and reward.

Long-Term Incentives: Performance Share Unit Program ("PSUP")

We began granting performance share units in 2006. In the five years prior to 2006, we granted performance-based restricted stock. Both are discussed below.

In General

A performance share unit ("PSU" or "share unit") is the right to receive a share of our Common Stock if certain long-term performance criteria are achieved and the Executive remains an Ameren employee.

Role of the PSUP

The PSUP, which is governed by the shareholder-approved 2006 Omnibus Incentive Compensation Plan, plays the following role in the compensation program:

- provides compensation dependent on our three-year Total Shareholder Return ("TSR") calculated as described below under "— *2006 Grants*") versus utility industry peers, as identified below;

- provides some payout (below target) if three-year TSR is below the 30th percentile but EPS in each year of the three-year performance period is at least equal to the dividend paid of $2.54 per Ameren common share in 2005;

- accrues dividends during the performance period, as declared and paid, in order to further align executives' interests with those of shareholders;

- promotes retention of executives during a three-year performance and vesting period; and

- shares our Common Stock price increases and decreases over a five-year period.

PSUP Design

We designed the PSUP to accomplish the following:

- *align executives' interests with shareholder interests:*   awards are denominated in our Common Stock units and paid out in Common Stock. Payouts are dependent on our Common Stock's performance, and are limited to target if TSR is negative;

- *competitive with market practice:*   the majority of regulated utility companies use plans similar to this program, and with this performance measure;

- *promote Common Stock ownership:*   payout of earned awards is made 100% in Common Stock, with dividends on Common Stock, as declared and paid, reinvested into additional share units throughout the performance period. Share units are restricted from sale for two years once earned;

- *allow executives to share in the returns created for shareholders:*   returns for shareholders include dividends as declared and paid and this is reflected in the plan performance measure and rewards; and

- *retentive:*   annual competitive grants with a three-year vesting and performance period provide incentive for executives to stay with the Company and manage the Company in the long-term interests of the Company and its shareholders.

Accounting treatment was taken into account in designing the PSUP. PSUs are intended to qualify for the "performance-based compensation" exception from the $1 million cap on deductibility of executive compensation imposed by Section 162(m) of the IRC.

2006 Grants

For 2006, a target number of PSUs was granted to each Executive pursuant to the 2006 Omnibus Incentive Compensation Plan as reflected in column (h) of the Grants of Plan-Based Awards Table. The proposed 2006 grant sizes were included in our proxy statement relating to the 2006 annual meeting.

Grant sizes were calculated primarily considering the market data mentioned above, and secondarily considering internal pay equity.

The actual number of PSUs earned will vary from 0% to 200% of the target number of PSUs granted to each Executive, based primarily on our 2006-2008 TSR relative to a utility industry peer group and contingent on continued employment during 2006-2008. The threshold and maximum amounts of PSU awards are reflected in columns (g) and (i) of the Grants of Plan-Based Awards Table.

Once PSUs are earned, they will continue to rise and fall in value with our Common Stock price during 2009 and 2010, after which they will be paid out in our Common Stock. The Executives cannot vote share units or transfer them until they are paid out. Final payment of earned and vested share units will be made even if the Executive has left our employ, unless there has been a termination for cause.

The following graphic illustrates how the PSUP works.



The PSUP performance measure is Total Shareholder Return, calculated generally as follows.



PSUP Peer Group

The criteria used to develop the PSUP peer group for 2006-2008 is shown below. In order to be counted in the final calculations, a company must still be in existence and have a ticker symbol at the end of the performance period.

- Classified as a transmission and distribution, integrated electric and gas, or diversified energy company as determined by Standard & Poor's Ratings Service ("S&P") in its company classifications.

- Market capitalization greater than $2 billion (as of August 5, 2005).

- Minimum S&P credit rating of BBB- (investment grade).

- Dividends flat or growing over the 2003-2004 period.

- Beta (a measure of a stock's volatility in comparison to the market as a whole) within .25 of our Beta over the last five years.

- Not an announced acquisition target.

For the 2006-2008 period, the 25 companies listed below satisfied the above criteria as of December 2005, and comprised the PSUP peer group. These peer group companies are not entirely the same as the peer companies used for market pay comparisons because inclusion in this group was not dependent on a company's size relative to us or their participation in an executive pay database. For example, several of the PSUP peer group companies are considerably larger than us and would not be appropriate for inclusion in a peer group used to determine the market for compensation.

Consolidated Edison, Inc.	FPL Group, Inc.	PPL Corporation
Dominion Resources, Inc.	Great Plains Energy Inc.	Progress Energy, Inc.
DTE Energy Company	Keyspan	Puget Energy
Duke Energy	Northeast Utilities	SCANA Corporation
Energy East	NSTAR	Southern Company
Entergy Corporation	OGE Energy	Vectren Corporation
Exelon Corporation	Pepco Holdings, Inc.	Wisconsin Energy
FirstEnergy Corporation	Pinnacle West Capital Corporation	WPS Resources Corporation
		Xcel Energy, Inc.

PSUP Performance/Payout Relationship

Once our 2006-2008 Total Shareholder Return is calculated and compared to peers, the scale below determines the percent of a target PSU award that is paid. Payout for performance between points is interpolated on a straight-line basis.

Performance	Payout (% of Share Units Granted)	
90th percentile + ...	200%	*If TSR is negative over the three-year*
70th percentile	150%	← *period, the plan is capped at 100% of*
50th percentile	100%	*target regardless of performance vs. peers*
30th percentile	50%	
Less than 30th percentile (EPS each year = $2.54 or greater)	30%	
Less than 30th percentile (EPS each year ≠ $2.54 or greater)	0% (No payout)	

The first PSUP performance period will not end until December 31, 2008. Thus, there is no earned amount to report for the Executives in the Summary Compensation Table of this proxy statement.

Performance-Based Restricted Stock

Performance-based restricted stock was awarded from 2001 through 2005 under the Company's Long-Term Incentive Plan of 1998. The awards have the potential to vest over a seven-year period from the date of grant (approximately one seventh on each anniversary date). Vesting occurs only if we achieve certain EPS performance levels which correspond to the levels established for the EIP. There is no annual vesting if the EPS performance does not reach a minimum level established annually over the seven-year vesting period. The vesting period is reduced from seven years to three years if Ameren's EPS achieves a prescribed growth rate over the three-year period. The Executives cannot receive more than the original restricted stock grants plus dividend appreciation on shares granted under the Long-Term Incentive Plan of 1998.

Dividends paid on restricted shares are reinvested in additional shares of Ameren Common Stock, which vest concurrently with the restricted shares. The Executives are entitled to voting privileges associated with the restricted shares to the extent the restricted shares have not been forfeited.

Prior to February 2006, restricted stock vesting was also conditioned upon the Executive's achievement of required stock ownership levels based on position and salary. In February 2006, the Committee recommended and the Board of Directors approved the elimination of the stock ownership requirement as a condition to vesting in the restricted stock awards granted under the Long-Term Incentive Plan of 1998 to facilitate the transition from that plan to the new 2006 Omnibus Incentive Compensation Plan approved by shareholders in May 2006. No new restricted stock awards were made to the Executives in 2006.

Regarding the vesting of awards due to vest based on 2006 EPS performance, the same adjustments were made to EPS for that event as were made for 2006 EIP payout. This resulted in vesting of 60% of the awards eligible to vest based on 2006 performance.

Retirement Benefits

Retirement benefits provide post-employment security to our employees. There are three primary retirement benefit programs applicable to the Executives:

- employee benefit plans that are available to all of our employees, including 401(k) savings and tax-qualified retirement plans;

- the Supplemental Retirement Plan ("SRP") provides the Executives a benefit equal to the difference between the benefit that would have been paid if IRC limitations were not in effect and the reduced benefit payable as a result of such IRC limitations; and

- the deferred compensation plans ("DCP") provide the opportunity to defer to future years taxability of part of base salary and all non-equity incentive compensation at an identified interest rate. It enhances retirement savings for the Executives.

A more detailed explanation of retirement benefits applicable to the Executives is provided in this proxy statement under the caption "— PENSION BENEFITS" below.

Change of Control Protections

"Change of Control" protections provide severance pay and, in some situations, vesting or payment of long-term incentive awards, upon a Change of Control of the Company. The arrangements provide market-level payments in the event of an involuntary termination not for "Cause" or a voluntary termination for "Good Reason." Definitions of "Change of Control," "Cause" and "Good Reason", as well as more complete descriptions of Change of Control protections are found below under the caption "— OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS — *Change of Control Protection — Change of Control Severance Plan*." The Amended and Restated Change of Control Severance Plan was filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 16, 2006.

We believe that providing limited protections to the Executives upon a change of control are in shareholders' best interests because doing so serves to maintain a stable executive team during the process and is helpful in hiring executives into the Company. The triggers are structured so that payment and vesting occur only upon the occurrence of both a change of control and loss of the Executive's position.

Common Stock Ownership Requirement

In 2005, the Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, adopted a stock ownership guideline applicable to the Executives. In 2006, the Board replaced the guideline with a requirement, revised the number of shares covered by the requirement and included Common Stock retention provisions in the event an officer is not in compliance.

The requirement fosters long-term Common Stock ownership and aligns the interests of the Executives and shareholders. The requirement provides that, within five years of either the January 1, 2007 effective date or the Executive's initial election to such office, each Executive is required to own shares of our Common Stock valued as a percentage of base salary as follows:

- *Mr. Rainwater:* 3 times base salary;

- *Messrs. Baxter and Voss:* 2 times base salary; and

- *Messrs. Sullivan and Naslund:* 1 times base salary.

At any time an Executive has not satisfied the applicable requirement, such officer must retain at least 50% of the net shares delivered to him pursuant to awards granted after January 1, 2012 under our equity compensation programs.

Timing of Compensation

The Board and the Committee establish meeting schedules annually, well in advance of each meeting. Equity incentive compensation awards were made at regularly scheduled meetings.

Following is a discussion of the timing of compensation decisions for 2006 at the Company:

- base salary changes for 2006 were determined at the December 2005 Committee meeting;

- Executive Incentive Plan EPS goals for 2006 were set at the December 2005 Committee meeting; and

- PSU grants to the Executives were made at the February 2006 Committee meeting subject to shareholder approval of the 2006 Omnibus Incentive Compensation Plan, which occurred at the annual meeting of shareholders in May 2006. The Committee typically makes long-term incentive grants at its February meeting.

Impact of Prior Compensation

Amounts realizable from prior compensation did not serve to increase or decrease 2006 compensation amounts. The Committee's primary focus was on achieving market-level compensation opportunities.

Factors Considered in Decisions to Increase or Decrease Compensation Materially

Market data, retention needs and internal pay equity have been the primary factors considered in decisions to increase or decrease compensation opportunities materially. Corporate and individual performance are the primary factors in determining the ultimate value of those compensation opportunities.

Role of Executive Officers

The Chief Executive Officer (Mr. Rainwater) with the assistance of the Senior Vice President and Chief Human Resources Officer of Ameren Services (Ms. Donna Martin) recommended to the Committee compensation for the other Executives. Mr. Rainwater was not involved in determining his own compensation.

Mr. Rainwater, the Chief Operating Officer (Mr. Voss), the Chief Financial Officer (Mr. Baxter), the General Counsel (Mr. Sullivan) and Ms. Martin provided staff support to the Committee in the design of the PSUP. Mr. Rainwater, Ms. Martin, Mr. Baxter and Mr. Sullivan provided staff support to the Committee in the 2006 redesign of the change of control severance plan.

Company Policy Regarding the Economic Risk of Common Stock Ownership

Our Section 16 Trading Reporting Program prohibits executive officers and directors from engaging in derivative transactions with respect to our Common Stock and pledges of our Common Stock.

Other Compensation Matters

We do not have any written or unwritten employment agreements with any of our Executives. Each Executive is an employee at the will of the Company.

COMPENSATION TABLES AND NARRATIVE DISCLOSURES

The following table sets forth compensation information for our Executives for services rendered in all capacities to the Company and its subsidiaries in fiscal year 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position at December 31, 2006(1) (a)	Year (b)	Salary(2) ($) (c)	Bonus(2) ($) (d)	Stock Award(3) ($) (e)	Option Awards(4) ($) (f)	Non-Equity Incentive Plan Compensation(2)(5) ($) (g)	Change in Pension Value and Nonqualified Def. Comp. Earnings(6) ($) (h)	All Other Compensation(7) ($) (i)	Total ($) (j)
G.L. Rainwater Chairman, President and Chief Executive Officer, Ameren	2006	900,000	—	1,722,938	—	243,000	352,088	26,366	3,244,392
W.L. Baxter Executive Vice President and Chief Financial Officer, Ameren	2006	500,000	—	491,898	—	180,000	76,060	22,042	1,270,000
T.R. Voss Executive Vice President and Chief Operating Officer, Ameren	2006	440,000	—	468,068	—	118,800	151,572	18,250	1,196,690
S.R. Sullivan Senior Vice President, General Counsel and Secretary, Ameren	2006	380,000	—	348,511	—	119,700	92,733	9,611	950,555
C.D. Naslund Senior Vice President and Chief Nuclear Officer, UE	2006	335,000	—	215,882	—	100,500	94,675	13,750	759,807

(1) Includes compensation received as an officer of Ameren and its subsidiaries, except that Mr. Naslund serves as an officer of UE only and not of Ameren or its other subsidiaries.

(2) All cash compensation received by each Executive for fiscal year 2006 is found in either the Salary or Non-Equity Incentive Plan Compensation column of this Table. The amounts that would generally be considered "bonus" awards are found under the Non-Equity Incentive Plan Compensation column.

(3) The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123R of restricted stock awards under our Long-Term Incentive Plan of 1998 and PSU awards under our 2006 Omnibus Incentive Compensation Plan without regard to estimated forfeitures related to service-based vesting conditions and thus, include amounts from awards granted in and, in the case of restricted stock awards, prior to 2006. Assumptions used in the calculation of these amounts are described in Note 11 to our audited financial statements for the fiscal year ended December 31, 2006 included in our 2006 Form 10-K.

(4) None of the Executives received any option awards in 2006.

(5) Represents payouts for 2006 performance under the EIP. See "— COMPENSATION DISCUSSION AND ANALYSIS" for a discussion of how amounts were determined.

(6) Amounts shown in column (h) are the sum of (1) the increase in the actuarial present value of each Executive's accumulated benefit under all defined benefit and actuarial pension plans (including the SRP) from December 31, 2005 to December 31, 2006 and (2) the difference between the interest rate credited in the Company's deferred compensation plans and 120% of the Internal Revenue Service ("IRS") long-term Applicable Federal Rate published by the IRS and calculated as of January 1, 2007. The table below shows the allocation of these amounts for each Executive. For 2006, the applicable interest rate was 7.86%. The above-market earnings equal that amount minus 120% of the Applicable Federal Rate of 5.70% published by the IRS, and calculated as of January 2007.

Name	Pension Plan Increase ($)	Deferred Compensation Plans Above-Market Interest ($)
Rainwater	297,990	54,098
Baxter	67,470	8,590
Voss	133,044	18,528
Sullivan	78,528	14,205
Naslund	81,356	13,319

For assumptions and methodology regarding the determination of pension values, please refer to the footnotes under the Pension Benefits Table.

(7) None of the Executives received perquisites and other personal benefits in the aggregate amount of $10,000 or more.

The amounts in column (i) reflect for each Executive matching contributions allocated by the Company to each Executive pursuant to the Company's 401(k) Plan, which is available to all salaried employees, and the cost of insurance premiums paid by the Company with respect to term life insurance. The cost of the insurance premium for Mr. Rainwater was $16,466. Each Executive is responsible for paying income tax on the amount of the insurance premium.

The following table provides additional information with respect to stock-based awards, the value of which was provided in the Stock Awards column of the Summary Compensation Table, and the potential range of payouts associated with the EIP.

GRANTS OF PLAN-BASED AWARDS TABLE

Name (a)	Grant Date(1) (b)	Shareholder Approval of 2006 Omnibus Incentive Compensation Plan Date(1) (c)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#) (j)	All Other Option Awards: Number of Securities Underlying Options(4) (#) (k)	Exercise or Base Price of Option Awards(4) ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards(5) ($) (m)
			Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)				
Rainwater	EIP: 2/10/2006 PSUP: 2/10/2006	PSUP: 5/2/2006	405,000 —	810,000 —	1,215,000 —	— 16,779	— 55,928	— 111,856	— —	— —	— —	— 3,136,066
Baxter	EIP: 2/10/2006 PSUP: 2/10/2006	PSUP: 5/2/2006	150,000 —	300,000 —	450,000 —	— 5,327	— 17,755	— 35,510	— —	— —	— —	— 995,581
Voss	EIP: 2/10/2006 PSUP: 2/10/2006	PSUP: 5/2/2006	132,000 —	264,000 —	396,000 —	— 4,688	— 15,624	— 31,248	— —	— —	— —	— 876,089
Sullivan	EIP: 2/10/2006 PSUP: 2/10/2006	PSUP: 5/2/2006	114,000 —	228,000 —	342,000 —	— 4,049	— 13,494	— 26,988	— —	— —	— —	— 756,653
Naslund	EIP: 2/10/2006 PSUP: 2/10/2006	PSUP: 5/2/2006	83,750 —	167,500 —	251,250 —	— 2,280	— 7,600	— 15,200	— —	— —	— —	— 426,157

(1) The PSU awards were granted on February 10, 2006, subject to shareholder approval of the 2006 Omnibus Incentive Compensation Plan. The grant date of the PSU awards to the Executives is therefore May 2, 2006, the date of shareholder approval of the 2006 Omnibus Incentive Compensation Plan. See "— COMPENSATION DISCUSSION AND ANALYSIS" for a discussion of the timing of various pay decisions.

(2) The amounts shown in column (d) reflect the threshold payment level under the EIP which is 50% of the target amount shown in column (e). The amount shown in column (f) is 150% of such target amount. These amounts are based on the individual's 2006 salary and position. See "— COMPENSATION DISCUSSION AND ANALYSIS" for information regarding the description of performance-based conditions.

(3) The amounts shown in column (g) reflect the threshold PSU award which is 30% of the target amount shown in column (h). The amount shown in column (i) is 200% of such target amount. See "— COMPENSATION DISCUSSION AND ANALYSIS" for information regarding the terms of the awards, the description of performance-based vesting conditions, and the criteria for determining the amounts payable.

(4) None of the Executives received any option awards in 2006.

(5) Represents the full grant date fair value of the PSU awards in 2006 determined in accordance with FAS 123R, based on the assumptions referenced in footnote (3) to the Summary Compensation Table.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

See "— COMPENSATION DISCUSSION AND ANALYSIS" for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table and for discussions regarding officer stock ownership requirements, dividends paid on equity awards, and allocations between short-term and long-term compensation.

The following table provides information regarding the outstanding equity awards held by each of the Executives as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards(1)					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(2) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested(3) ($) (j)
Rainwater	–	–	–	–	–	–	–	41,956	2,254,296
Baxter	–	–	–	–	–	–	–	18,270	981,647
Voss	–	–	–	–	–	–	–	14,873	799,126
Sullivan	–	–	–	–	–	–	–	11,588	622,623
Naslund	–	–	–	–	–	–	–	7,882	423,500

(1) None of the Executives hold any options to purchase shares of the Company's Common Stock.

(2) Represents outstanding grants of PSUs at threshold (due to lack of payout history) and restricted stock awards at target, based on historical payout levels.

The following table provides the outstanding shares of restricted stock and their potential vesting dates (at target performance).

Name	# of Potential Shares Vesting (at Target) Each Year Including Projected Divdends				
	3/1/08	3/1/09	3/1/10	3/1/11	3/1/12
Rainwater	8,705	7,078	5,126	4,187	2,597
Baxter	4,352	3,720	2,776	2,251	1,347
Voss	3,662	2,824	2,010	1,679	1,147
Sullivan	2,596	2,079	1,581	1,302	801
Naslund	1,993	1,536	1,098	939	688

The 2006 PSU awards under the 2006 Omnibus Incentive Compensation Plan vest, subject to Ameren achieving the required performance threshold and continued employment of the Executive, as of December 31, 2008 for all Executives. See "— COMPENSATION DISCUSSION AND ANALYSIS — *Long-Term Incentives: Performance Share Unit Program ("PSUP").*"

(3) The dollar value of the payout of 2006 PSU awards is based on achieving the threshold (minimum) performance goals for such awards. The dollar value of the payout of outstanding restricted stock awards is based on achieving target performance goals for such awards. Valuations are based on the closing price of $53.73 per share of Ameren's Common Stock on the NYSE on December 29, 2006, the last business

day of 2006. There is no guarantee that, if and when the PSU awards and restricted stock awards vest, they will have this value.

The following table provides the amounts received upon exercise of options or similar instruments or the vesting of stock or similar instruments during the most recent fiscal year.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards(1)		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting(2) (#) (d)	Value Realized on Vesting(3) ($) (e)
Rainwater	—	—	5,156	269,813
Baxter	—	—	2,550	133,442
Voss	—	—	2,201	115,178
Sullivan	—	—	1,554	81,321
Naslund	—	—	1,199	62,744

(1) None of the Executives hold any options to purchase shares of our Common Stock.

(2) These shares were earned and vested under the restricted stock awards under the Long-Term Incentive Plan of 1998 due to achievement of specified EPS hurdles for restricted shares awarded during 2001-2005. The restricted shares were released on March 1, 2007.

(3) The value of the vested restricted shares is based on the closing price of $52.33 per share of our Common Stock on the NYSE on March 1, 2007.

PENSION BENEFITS

The table below provides the actuarial present value of the Executive's accumulated benefits under the Company's retirement plans and the number of years of service credited to each Executive under these plans.

PENSION BENEFITS TABLE

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit(1)(2) ($) (d)	Payments During Last Fiscal Year(3) ($) (e)
Rainwater	1) Retirement Plan	27	701,437	—
	2) Supplemental Retirement Plan	27	955,031	—
Baxter	1) Retirement Plan	11	87,582	—
	2) Supplemental Retirement Plan	11	181,616	—
Voss	1) Retirement Plan	37	802,767	—
	2) Supplemental Retirement Plan	37	257,183	—
Sullivan	1) Retirement Plan	17	215,801	—
	2) Supplemental Retirement Plan	17	158,512	—
Naslund	1) Retirement Plan	32	573,401	—
	2) Supplemental Retirement Plan	32	127,005	—

(1) Represents the actuarial present value of the accumulated benefits relating to the Executives under the Retirement Plan and the SRP as of December 31, 2006. See Note 10 to our audited consolidated financial statements for the year ended December 31, 2006 included in our 2006 Form 10-K for an

explanation of the valuation method and all material assumptions applied in quantifying the present value of the accumulated benefit. The calculations were based on retirement at the plan normal retirement age of 65, included no pre-retirement decrements in determining the present value, used an 80% lump sum/20% annuity payment form assumption, and used the plan valuation mortality assumptions after age 65 in the 1994 Group Annuity Reserving Table. Cash balance accounts were projected to age 65 using the 2006 plan interest crediting rate of 5.00%.

(2) The following table provides the Cash Balance Account (Lump Sum) Value for accumulated benefits relating to the Executives under the Retirement Plan and the SRP at December 31, 2006 as an alternative to the presentation of the actuarial present value of the accumulated benefits relating to the Executives under the Retirement Plan and the SRP as of December 31, 2006.

Name	Plan Name	Cash Balance Lump Sum Value ($)
Rainwater	1) Retirement Plan	741,728
	2) Supplemental Retirement Plan	1,009,887
Baxter	1) Retirement Plan	104,082
	2) Supplemental Retirement Plan	215,832
Voss	1) Retirement Plan	854,799
	2) Supplemental Retirement Plan	273,852
Sullivan	1) Retirement Plan	251,507
	2) Supplemental Retirement Plan	184,739
Naslund	1) Retirement Plan	634,199
	2) Supplemental Retirement Plan	140,472

(3) All Executives are active and were not eligible for payments prior to December 31, 2006.

Ameren Retirement Plan

Most salaried employees of Ameren and its subsidiaries, including the Executives, earn benefits in the cash balance account under the Ameren Retirement Plan (the "Retirement Plan") immediately upon employment. Benefits generally become vested after five years of service.

On an annual basis a bookkeeping account in a participant's name is credited with an amount equal to a percentage of the participant's pensionable earnings for the year. Pensionable earnings include base salary and annual EIP compensation, which are equivalent to amounts shown in columns (c), (d) and (g) in the Summary Compensation Table.

The applicable percentage is based on the participant's age as of December 31 of that year. If the participant was an employee prior to July 1, 1998, an additional transition credit percentage is credited to the participant's account through 2007 (or an earlier date if the participant had less than 10 years of service on December 31, 1998).

Participant's Age on December 31	Regular Credit for Pensionable Earnings*	Transition Credit for Pensionable Earnings	Total Credits
Less than 30	3%	1%	4%
30 to 34	4%	1%	5%
35 to 39	4%	2%	6%
40 to 44	5%	3%	8%
45 to 49	6%	4.5%	10.5%
50 to 54	7%	4%	11%
55 and over	8%	3%	11%

* An additional regular credit of 3% is received for pensionable earnings above the Social Security wage base.

These accounts also receive interest credits based on the average yield for one-year U.S. Treasury Bills for the previous October, plus 1%. The minimum interest credit is 5%.

In addition, certain annuity benefits earned by participants under prior plans as of December 31, 1997 were converted to additional credit balances under the Ameren Retirement Plan as of January 1, 1998.

Effective January 1, 2001, an enhancement account was added that provides a $500 additional credit at the end of each year.

The normal retirement age under the Retirement Plan and the SRP is 65. Neither the Retirement Plan nor the SRP contain provisions for crediting extra years of service or for early retirement. When a participant terminates employment (including as a result of retirement), the amount credited to the participant's account is converted to an annuity or paid to the participant in a lump sum. The participant can also choose to defer distribution, in which case the account balance is credited with interest at the applicable rate until the future date of distribution.

Ameren Supplemental Retirement Plan

In certain cases, pension benefits under the Retirement Plan are reduced to comply with maximum limitations imposed by the IRC. The SRP is maintained by Ameren to provide for a supplemental benefit equal to the difference between the benefit that would have been paid if such IRC limitations were not in effect and the reduced benefit payable as a result of such IRC limitations. Any Executive whose pension benefits under the Retirement Plan would exceed IRC limitations or who participates in the deferred compensation plans described below is eligible to participate in the SRP. The SRP is unfunded and is not a qualified plan under the IRC.

There is no offset under either the Retirement Plan or the SRP for Social Security benefits or other offset amounts.

Nonqualified Deferred Compensation

The following table discloses contributions, earnings and balances under nonqualified deferred compensation plans for each Executive.

Nonqualified Deferred Compensation Table

Name (a)	Executive Contributions in 2006(1) ($) (b)	Company Contributions in 2006 ($) (c)	Aggregate Earning in 2006(2) ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at 12/31/06(3) ($) (f)
Rainwater	763,000	—	197,096	—	2,937,417
Baxter	50,016	—	31,277	—	456,614
Voss	132,000	—	67,467	—	998,164
Sullivan	114,000	—	51,731	—	772,362
Naslund	159,006	—	48,516	—	712,023

(1) A portion of these amounts are also included in amounts reported as "Salary" in column (c) of the Summary Compensation Table. These amounts also include a portion of amounts reported as "Bonus" in our 2006 proxy statement, representing bonuses paid in 2006 for performance during 2005.

(2) The dollar amount of aggregate interest earnings accrued during 2006. The above-market interest component of these amounts is included in amounts reported in column (h) of the Summary Compensation Table. See footnote (6) to the Summary Compensation Table for the amounts of above-market interest.

(3) The dollar amount of the total balance of the Executive's account as of December 31, 2006 consists of the following elements.

Name	Executive Contributions ($)	Interest Earnings ($)	Total Per Table Above ($)	Amount Previously Reported as Compensation in Prior Years(1) ($)
Rainwater	2,330,313	607,104	2,937,417	2,048,109
Baxter	300,602	156,012	456,614	132,886
Voss	672,237	325,927	998,164	294,125
Sullivan	582,472	189,890	772,362	192,000
Naslund	468,904	243,119	712,023	138,750

(1) Represents amounts previously reported as compensation to the Executive in Ameren's Summary Compensation Table in previous years.

We made changes to our nonqualified deferred compensation plans in response to changes in tax rules applicable to these type of plans.

Deferred Compensation Plans Prior to January 1, 2007

Under the Ameren Deferred Compensation Plan and the Executive Incentive Compensation Program Elective Deferral Provisions, executive officers and certain key employees, including the Executives, were, prior to January 1, 2007, permitted to annually choose to defer up to 30% of their salary and either 25%, 50%, 75% or 100% of their EIP compensation.

Deferred amounts under both plans earn interest at 150% of the average Mergent's Index rate while the participant is employed by us. After the participant retires, attains 65 years of age or dies, the deferred

amounts under the plans earn the average Mergent's Index rate. The plans compound interest annually and the rate is determined as of the first day of the plan year.

A participant was permitted to choose to receive the deferred amounts at retirement in a lump sum payment or in installments over a set period, up to 15 years with respect to deferred salary and up to 10 years with respect to deferred EIP compensation.

In the event a participant terminates employment with Ameren prior to attaining retirement age and after the occurrence of a change of control (as defined in such plans), the balance in such participant's deferral account, including interest payable at 150% of the average Mergent's Index rate, is distributable in a lump sum to the participant within 30 days of the date the participant terminates employment.

Deferred Compensation Plan Beginning January 1, 2007

In November 2006, the Company adopted the Ameren Deferred Compensation Plan (the "New Deferred Compensation Plan") which merges the portions of the two plans described above which relate to post-2004 deferrals and amends and restates the foregoing. The New Deferred Compensation Plan became effective as of January 1, 2007 and applies to compensation paid to participants on and after such date. The New Deferred Compensation Plan was filed with the SEC as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 5, 2006.

Under the New Deferred Compensation Plan, executive officers and certain key employees, including the Executives, may annually choose to defer up to 50% (in 1% increments) of their salary and up to 100% (in 1% increments or amounts in excess of a threshold) for cash incentive awards. There are no minimum dollar thresholds for deferrals. At the request of a participant, the Company may, in its discretion, waive the 50% limitation.

Deferred amounts under the New Deferred Compensation Plan earn interest at 150% of the Mergent's Index rate while the participant is employed by the Company or one of its subsidiaries. After the participant terminates employment for any reason, the deferred amounts under the New Deferred Compensation Plan earn the average Mergent's Index rate.

A participant may choose to receive the deferred amounts at retirement in a lump sum payment or in installments over a set period of up to 15 years. In the event a participant terminates employment with the Company and its subsidiaries prior to age 55, the balance in such participant's deferral account is distributable in a lump sum to the participant within 30 days of the date the participant terminates employment. In the event a participant terminates employment with the Company and its subsidiaries prior to age 55 and after the occurrence of a Change of Control (as defined below under "— OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS — *Change of Control Protection — Change of Control Severance Plan*") the balance in such participant's deferral account, including interest payable at 150% of the average Mergent's Index rate, is distributable in a lump sum to the participant within 30 days of the date the participant terminates employment.

OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

Employment Agreements

The Company has no employment agreements with the Executives.

General Severance Plan

Ameren maintains a Severance Plan for Management Employees which provides for severance based on years of service and weeks of pay for all salaried full-time employees on the active payroll. The Executives are covered under this plan in the event of a qualified termination (defined under the plan) and are eligible for severance on the same basis as other full-time salaried employees.

Change of Control Protection

In General

Change of Control Severance Plan. In February 2006, Ameren's Board of Directors approved an Amended and Restated Change of Control Severance Plan (the "Change of Control Plan"), the entire text of which was filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 16, 2006. Other Company plans also carry change of control provisions.

Change of Control severance and PSUP provisions were designed or redesigned by the Committee in 2006 and the Committee believes these provisions are more conservative than is typical.

Under the Change of Control Plan, designated officers of Ameren and its subsidiaries, including the Executives, are entitled to receive severance benefits if their employment is terminated without Cause (as defined below) or by the Executive for Good Reason within two years after a Change of Control.

Definitions of Change of Control, Cause and Good Reason

A change of control ("Change of Control") occurs under the Change of Control Plan, in general, upon:

(i) the acquisition of 20% or more of the outstanding Common Stock of Ameren or of the combined voting power of the outstanding voting securities of Ameren;

(ii) a majority change in composition of the board of directors;

(iii) a reorganization, merger or consolidation, sale or other disposition of all or substantially all of the assets of Ameren, unless current shareholders continue to own 60% or more of the surviving entity immediately following the transaction; or

(iv) approval by Ameren shareholders of a complete liquidation or dissolution of Ameren.

"Cause" is defined as follows:

(i) the participant's willful failure to substantially perform his or her duties with Ameren (other than any such failure resulting from the participant's disability), after notice and opportunity to remedy;

(ii) gross negligence in the performance of the participant's duties which results in material financial harm to Ameren;

(iii) the participant's conviction of, or plea of guilty or nolo contendere, to any felony or any other crime involving the personal enrichment of the participant at the expense of Ameren or shareholders of Ameren; or

(iv) the participant's willful engagement in conduct that is demonstrably and materially injurious to Ameren, monetarily or otherwise.

"Good Reason" is defined as follows:

(i) a reduction of the participant's authorities, duties, or responsibilities as an executive and/or officer of Ameren;

(ii) required relocation of more than 50 miles;

(iii) any material reduction of the participant's base salary or target bonus opportunity;

(iv) reduction in grant-date value of long-term incentive opportunity;

(v) failure to provide the same aggregate value of employee benefit or retirement plans in effect prior to a Change of Control;

(vi) failure of a successor to assume the Change of Control Plan agreements; or

(vii) a material breach of the Change of Control Plan.

If an Executive's employment is terminated without Cause or by the Executive for Good Reason, the Executive will receive a cash lump sum equal to the following:

(i) salary and unpaid vacation pay through the date of termination;

(ii) pro rata EIP compensation for the year of termination;

(iii) three years worth of each of base salary, target EIP compensation, additional pension credit and employee welfare benefits;

(iv) up to $30,000 for the cost of outplacement services (not available for a Good Reason termination); and

(v) reimbursement and gross-up for any excise tax imposed on such benefits assuming excess payments are at least 110% above the imposed cap under the IRC.

Following are details of how the above items are calculated.

- *Retirement Plan Benefit Assumptions.* Amount equal to the difference between (a) the account balance under the Retirement Plan and SRP which the participant would receive if his or her employment continued during the three-year period upon which severance is received (assuming the participant's compensation during such period would have been equal to his or her compensation as in effect immediately prior to termination), and (b) the actual account balance (paid or payable) under such plans as of the date of termination.

- *Welfare Benefit Payment Assumptions.* Continued coverage for the Executive's family with medical, dental, life insurance and executive life insurance benefits as if employment had not been terminated during the three-year period upon which severance is received. Calculation assumes full cost of benefits over the three-year period. In addition, the Executive's family receives additional retiree medical benefits (if applicable) as if employment had not been terminated during the three-year period upon which severance is received. All retiree medical benefits are payable only in their normal form as monthly premium payments. The actuarial present value of the additional retiree medical benefits is included, calculated based on retirement at the end of the three-year severance period, a discount rate of 5.89% (120% of the long-term annual Federal rate at December 2006), and the plan valuation mortality assumptions (only after age 65) in the 1994 Group Annuity Reserving Table.

Amounts paid upon a Change of Control and termination of employment are quantified in the table below assuming termination occurred at December 31, 2006. Excise tax and gross-up payments are estimated using a stock price of $53.73 per share (the closing price of Ameren's Common Stock on the NYSE on December 29, 2006, the last business day of 2006).

Name	Three Years' Base Salary and Target EIP, Plus Pro Rata EIP ($)	Three Years' Additional Pension Credit ($)	Three Years' Welfare Benefits(1) ($)	Outplacement at Maximum ($)	Excise Tax and Gross-up (to IRS) ($)
Rainwater	5,940,000	985,163	55,923	30,000	4,818,315
Baxter	2,700,000	300,971	49,080	30,000	1,953,342
Voss	2,376,000	469,893	49,080	30,000	1,700,296
Sullivan	2,052,000	289,600	49,080	30,000	1,547,379
Naslund	1,675,000	324,642	90,444	30,000	1,184,616

(1) Reflects the estimated lump-sum present value of all future premiums which will be paid on behalf of or to the Executives under our welfare benefit plans. These amounts are not paid as a cash lump sum upon a Change of Control and termination of employment.

Ability to Amend or Terminate Change of Control Plan

The Board may amend or terminate the Change of Control Plan at any time, including designating any other event as a Change of Control, provided that the Change of Control Plan may not be amended or terminated (i) following a Change of Control, (ii) at the request of a third party who has taken steps reasonably calculated to effect a Change of Control or (iii) otherwise in connection with or in anticipation of a Change of Control in any manner that could adversely affect the rights of any officer covered by the Change of Control Plan.

Change of Control Provision in Other Company Compensation Plans

The following is a summary of the treatment of awards granted under the Long-Term Incentive Plan of 1998 and the 2006 Omnibus Incentive Compensation Plan upon a change of control, as defined in the related plan.

Long-Term Incentive Plan of 1998.   Under the Company's Long-Term Incentive Plan of 1998, restrictions on restricted stock awarded under this Plan are eliminated immediately upon a change of control, as defined in such Plan. Given that, the following shares, which are included in column (i) of the Outstanding Equity Awards at Fiscal Year-End Table, would vest upon a change of control.

Name	Number of Restricted Shares That Would Vest Upon a Change of Control
Rainwater	24,341
Baxter	12,678
Voss	9,952
Sullivan	7,338
Naslund	5,488

2006 Omnibus Incentive Compensation Plan.   Following are the details of protections provided with respect to the 2006 PSU awards under the 2006 Omnibus Incentive Compensation Plan upon a Change of Control. Definitions of capitalized terms may be found in the Change of Control Plan. In brief, the goal of these protections is to avoid acceleration of vesting and payment in situations where a Change of Control occurs but the Company continues to exist and the Executive retains his or her position.

- *Change of Control prior to vesting after which there is no traded stock.*   Upon a Change of Control which occurs on or before December 31, 2008 in which the Company ceases to exist or is no longer publicly trading on the NYSE or the NASDAQ Stock Market, the target number of PSU awards granted, together with dividends accrued thereon, will be converted to nonqualified deferred compensation. Interest on the nonqualified deferred compensation will accrue based on the prime rate, computed as provided in the award agreement.

    (i) *Continued employment.*   If the participant remains employed with the Company or its successor until December 31, 2008, the nonqualified deferred compensation plus interest will be paid to the participant as a lump sum on such date.

    (ii) *Death or disability.*   If the participant remains employed with the Company or its successor until his or her death or disability which occurs before December 31, 2008, the participant or his or her designee will immediately receive the nonqualified deferred compensation, plus interest, upon such death or disability.

    (iii) *Qualifying termination.*   If the participant is involuntarily terminated or has a voluntary termination for Good Reason before December 31, 2008 (collectively, a "qualifying termination"), the participant will immediately receive the nonqualified deferred compensation, plus interest upon such termination.

    (iv) *Other terminations.*   If the participant terminates employment before December 31, 2008 other than as described above, the nonqualified deferred compensation, plus interest is forfeited.

The following table sets forth the number of shares that would be paid at December 31, 2006 to each Executive upon the earliest to occur of the events described in (i) through (iii) above following a Change of Control after which Ameren has no traded stock. A portion of these shares are included in column (i) of the Outstanding Equity Awards at Fiscal Year-End Table.

Name	Number of Shares Relating to PSU Awards to be Paid Out After a Change of Control and on Earliest of Events Described Above
Rainwater	58,717
Baxter	18,640
Voss	16,403
Sullivan	14,167
Naslund	7,979

- *Change of Control after vesting, and after which there is no traded stock.* Upon a Change of Control that occurs after December 31, 2008, the participant will receive an immediate distribution of cash equal to the value of the earned PSUs, computed as provided in the award agreement.

- *Change of Control but the Company continues in existence.* If there is a Change of Control but the Company continues in existence and remains a publicly traded company on the NYSE or the NASDAQ Stock Market, the PSUs will pay out upon the earliest to occur of the following:

    (i) two years and one day after the vesting date;

    (ii) the participant's death;

    (iii) if the participant becomes disabled or retires during the performance period, one day after the vesting date;

    (iv) if the participant becomes disabled or retires after the vesting date, upon the participant's disability or retirement, respectively;

    (v) if the participant experiences a qualifying termination during the two-year period following the Change of Control and the termination occurs prior to the vesting date, all of the PSUs the participant would have earned if such participant remained employed until the vesting date will vest on such date and such vested PSUs will be paid in shares of the Company's Common Stock as soon as practicable thereafter; and

    (vi) if the participant experiences a qualifying termination during the two-year period following the Change of Control but the termination occurs after the vesting date, the participant will receive an immediate distribution of the earned shares of the Company's Common Stock.

Treatment of Restricted Stock Upon Terminations Other Than for Change of Control

Restricted stock may vest upon retirement, death, disability, and involuntary termination not for Cause. The number of shares that vest depends on the Executive's age at the time of the termination as indicated below.

- *Age 61 and under:* A prorated award is earned through the termination date at the March 1 following the end of the performance period (based on actual performance) and paid immediately following such March 1. All other unvested restricted shares are forfeited.

- *Age 62 or higher:* Restricted shares continue to vest in accordance with the terms of the awards.

Treatment of PSUs Upon Termination Other Than for Change of Control

The following summarizes the impact of employment events that may result in payment of PSU awards.

Employment Event	Payout (Always in Ameren Common Stock)
Death	All awards pay out at target (plus accrual of dividends), pro rata for the number of days worked in each performance period.
Disability	All outstanding awards are earned at the same time and to the same extent that they are earned by other participants, and are paid out by March 15 after the performance period ends.
Retirement	If retirement occurs during the performance period at:
	Age 55-62 with 5 years of service: A prorated award is earned at the end of the 3-year performance period (based on actual performance) and paid immediately.
	Age 62+ with 5 years of service: A full award is earned at the end of the 3-year performance period and paid immediately.
	If retirement occurs during the 2-year holding period following the performance period, payout of earned and vested awards is made immediately.

Based on the above, the following numbers of PSUs would vest upon the Executive's termination at December 31, 2006.

Name	Number of PSUs That Would Vest Upon Death of Executive	Number of PSUs That Would Vest Upon Retirement of Executive(1)
Rainwater	19,572	12,231
Baxter	6,213	—
Voss	5,468	3,417
Sullivan	4,722	—
Naslund	2,660	—

(1) Messrs. Baxter, Sullivan and Naslund are not retirement eligible. Therefore, no PSUs would vest under this scenario.

Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings with the SEC, including this proxy statement, in whole or in part, the following Audit Committee Report shall not be deemed to be incorporated by reference into any such filings.

AUDIT COMMITTEE REPORT

The Audit Committee reviews Ameren's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibilities, the Committee has reviewed and discussed the audited financial statements to be included in the 2006 Form 10-K with Ameren's management and the independent registered public accountants. Management is responsible for the financial statements and the reporting process, as well as maintaining effective internal control over financial reporting and assessing such effectiveness. The independent registered public accountants are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, as well as expressing an opinion on whether Ameren maintained effective internal control over financial reporting and management's assessment of such effectiveness.

The Audit Committee has discussed with the independent registered public accountants, the matters required to be discussed by the rules of the Public Company Accounting Oversight Board ("PCAOB"), including U.S. Auditing Standard Section 380. In addition, the Audit Committee has discussed with the independent registered public accountants, the accountants' independence with respect to Ameren and its management, including the matters in the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, received from the independent registered public accountants. To ensure the independence of the registered public accountants, Ameren has instituted monitoring processes at both the internal management level and the Audit Committee level. At the management level, a vice president and the corporate controller are required to review and pre-approve all engagements of the independent registered public accountants for any category of services, subject to the pre-approval of the Audit Committee described below. In addition, the corporate controller is required to provide to the Audit Committee at each of its meetings (except meetings held exclusively to review earnings press releases and quarterly reports on SEC Form 10-Q) a written description of all services to be performed by the independent registered public accountants and the corresponding estimated fees. The monitoring process at the Audit Committee level includes a requirement that the Committee pre-approve the use of the independent registered public accountants to perform any category of services. At each Audit Committee meeting (except meetings held exclusively to review earnings press releases and quarterly reports on SEC Form 10-Q), the Committee receives a joint report from the independent registered public accountants and the corporate controller concerning audit fees and fees paid to the independent registered public accountants for all other services rendered, with a description of the services performed. The Audit Committee has considered whether the independent registered public accountants' provision of the services covered under the captions "INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS — FEES FOR FISCAL YEARS 2006 AND 2005 — *Audit-Related Fees*", "— *Tax Fees*" and "— *All Other Fees*" in this proxy statement is compatible with maintaining the accountants' independence and has concluded that the accountants' independence has not been impaired by their engagement to perform these services.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Ameren's 2006 Form 10-K, for filing with the SEC.

Audit Committee:

Douglas R. Oberhelman, Chairman
Stephen F. Brauer
Susan S. Elliott
Richard A. Liddy
Richard A. Lumpkin

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

PwC served as the independent registered public accountants for Ameren and its subsidiaries in 2006. PwC is an independent registered public accounting firm with the PCAOB. Representatives of the firm are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

FEES FOR FISCAL YEARS 2006 AND 2005

Audit Fees

The aggregate fees for professional services rendered by PwC for (i) the audits of the consolidated annual financial statements of Ameren included in the combined 2006 Form 10-K of Ameren and its registered subsidiaries, the annual financial statements of its subsidiaries included in the combined 2006 Form 10-K of Ameren and its registered subsidiaries and the annual financial statements of certain non-registered subsidiaries; (ii) the audit of Ameren's internal control over financial reporting and management's assessment of the effectiveness of such controls; (iii) the reviews of the quarterly financial statements included in the combined Forms 10-Q of Ameren and its subsidiaries for the 2006 fiscal year; (iv) services provided in connection with debt and equity offerings; (v) certain accounting and reporting consultations; and (vi) Illinois required audits for the 2006 fiscal year, were $2,130,700.

Fees billed by PwC for audit services rendered to Ameren and its subsidiaries during the 2005 fiscal year totaled $1,880,195.

Audit-Related Fees

The aggregate fees for audit-related services rendered by PwC to Ameren and its subsidiaries during the 2006 fiscal year totaled $1,317,642. Such services consisted of: (i) due diligence services — $790,776; (ii) risk and controls assessment — $348,866; (iii) employee benefit plan audits — $163,000; (iv) agreed-upon procedures related to debt agreement compliance — $10,000; and (v) stock transfer/registrar review — $5,000.

Fees billed by PwC for audit-related services rendered to Ameren and its subsidiaries during the 2005 fiscal year totaled $900,097.

Tax Fees

PwC rendered no tax services to Ameren and its subsidiaries during the 2006 and 2005 fiscal years.

All Other Fees

The aggregate fees billed to Ameren by PwC during the 2006 fiscal year for all other services rendered to Ameren and its subsidiaries totaled $8,000 for accounting and reporting reference software and a benchmarking tool.

Fees billed by PwC for all other services rendered to Ameren and its subsidiaries during the 2005 fiscal year totaled $28,000.

POLICY REGARDING THE APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS PROVISION OF AUDIT AND NON-AUDIT SERVICES

The Audit Committee has adopted a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accountants to Ameren and its subsidiaries. This policy and the procedure by which it is implemented is included in the "AUDIT COMMITTEE REPORT" above. The Audit Committee pre-approved under that policy 100 percent of the fees for services covered under the captions "— *Audit Fees,*" "— *Audit-Related Fees*" and "— *All Other Fees*" for fiscal years 2006 and 2005.

SHAREHOLDER PROPOSALS

Any shareholder proposal intended for inclusion in the proxy material for the Company's 2008 annual meeting of shareholders must be received by the Secretary of the Company on or before November 14, 2007. We expect that the 2008 annual meeting of shareholders will be held on April 22, 2008.

In addition, under the Company's By-Laws, shareholders who intend to submit a proposal in person at an annual meeting, or who intend to nominate a director at an annual meeting, must provide advance written notice along with other prescribed information. In general, such notice must be received by the Secretary of the Company at the principal executive offices of the Company not later than 60 or earlier than 90 days prior to the anniversary of the previous year's annual meeting. The specific procedures to be used by shareholders to recommend nominees for director are set forth in the Company's Director Nomination Policy, a copy of which is attached hereto as Appendix A. A copy of the Company's By-Laws may be obtained by written request to the Secretary of the Company.

PROXY SOLICITATION

In addition to the use of the mails, proxies may be solicited by personal interview, or by telephone or other means, and banks, brokers, nominees and other custodians and fiduciaries will be reimbursed for their reasonable out-of-pocket expenses in forwarding soliciting material to their principals, the beneficial owners of our Common stock. Proxies may be solicited by our directors, officers and key employees on a voluntary basis without compensation. We will bear the cost of soliciting proxies on our behalf.

FORM 10-K

Our 2006 Form 10-K, including consolidated financial statements for the year ended December 31, 2006, accompanies this proxy statement. The 2006 Form 10-K is also available on the Company's website at http://www.ameren.com. If requested, we will provide you copies of any exhibits to the 2006 Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request exhibits to the 2006 Form 10-K by writing to the Office of the Secretary, Ameren Corporation, P.O. Box 66149, St. Louis, Missouri 63166-6149.

FOR INFORMATION ABOUT THE COMPANY, INCLUDING THE COMPANY'S ANNUAL, QUARTERLY AND CURRENT REPORTS ON SEC FORMS 10-K, 10-Q AND 8-K, RESPECTIVELY, PLEASE VISIT THE INVESTORS' SECTION OF AMEREN'S HOME PAGE ON THE INTERNET — HTTP://WWW.AMEREN.COM. INFORMATION CONTAINED ON THE COMPANY'S WEBSITE IS NOT INCORPORATED INTO THIS PROXY STATEMENT OR OTHER SECURITIES FILINGS.

Policy Regarding Nominations of Directors

The Nominating and Corporate Governance Committee (the "Committee") has adopted the following policy (the "Director Nomination Policy") to assist it in fulfilling its duties and responsibilities as provided in its charter (the "Charter"). This Director Nomination Policy may be amended and/or restated from time to time by the Committee in accordance with the Charter and as provided herein.

1. *Recommended Candidates.* The Committee shall consider any and all candidates recommended as nominees for directors to the Committee by any directors, officers, shareholders of the Company, third party search firms and other sources. Under the terms of the Company's By-Laws, the Committee will consider director nominations from shareholders of record who provide timely written notice along with prescribed information to the Secretary of the Company. To be timely, the notice must be received by the Secretary at the principal executive offices of the Company not later than 60 or earlier than 90 days prior to the anniversary of the previous year's annual meeting, except in the case of candidates recommended by shareholders of more than 5% of the Company's Common Stock who may also submit nominations in accordance with the procedures in Section 2 under "5% Shareholder Recommendations" and except as otherwise provided in the Company's By-Laws. The shareholder's notice must set forth (1) all information relating to such director nominee that is required to be disclosed under the federal securities laws in solicitation of proxies for election of directors in an election contest, including the person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (2) the name and address of the shareholder and any beneficial owner giving the notice as they appear on the Company's books together with the number of shares of the Company's Common Stock which are owned beneficially and of record by the shareholder and any beneficial owner; and (3) a signed statement by the nominee agreeing that, if elected, such nominee will (a) represent all Company shareholders in accordance with applicable laws and the Company's By-Laws and (b) comply with the Company's Corporate Compliance Policy and this Director Nomination Policy.

2. *5% Shareholder Recommendations.* For purposes of facilitating disclosure required in the Proxy Statement, the Committee and the Corporate Secretary shall identify any candidates recommended by shareholders owning more than 5% of the Company's Common Stock, and identify the shareholder making such recommendation, as provided in and to the extent required by the federal securities laws. In addition to the procedures for shareholders to recommend nominees described in Section 1 above, shareholders or a group of shareholders who have owned more than 5% of the Company's Common Stock for at least one year as of the date the recommendation was made, may recommend nominees for director to the Committee provided that (1) written notice from the shareholder(s) must be received by the Secretary of the Company at the principal executive offices of the Company not later than 120 days prior to the anniversary of the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, except as otherwise provided in the Company's By-Laws; (2) such notice must contain the name and address of the shareholder(s) and any beneficial owner(s) giving the notice as they appear on the Company's books, together with evidence regarding the number of shares of the Company's Common Stock together with the holding period and the written consent of the recommended candidate and the shareholder(s) to being identified in the Company's proxy statement; (3) such notice must contain all information relating to such director nominee that is required to be disclosed under federal securities laws in solicitation of proxies for election of directors in an election contest; and (4) such notice must contain a signed statement by the nominee agreeing that, if elected, such nominee will (a) represent all Company shareholders in accordance with applicable laws and the Company's By-Laws and (b) comply with the Company's Corporate Compliance Policy and this Director Nomination Policy.

3. *Desired Qualifications, Qualities and Skills.* The Committee shall endeavor to find individuals of high integrity who have a solid record of accomplishment in their chosen fields and who possess the qualifications, qualities and skills to effectively represent the best interests of all shareholders. Candidates will be selected for their ability to exercise good judgment, and to provide practical insights and diverse perspectives.

The Committee considers the following qualifications at a minimum to be required of any Board members in recommending to the Board of Directors potential new Board members, or the continued service of existing members:

- the highest professional and personal ethics;

- broad experience in business, government, education or technology;

- ability to provide insights and practical wisdom based on their experience and expertise;

- commitment to enhancing shareholder value;

- sufficient time to effectively carry out their duties; their service on other boards of public companies should be limited to a reasonable number;

- compliance with legal and regulatory requirements;

- ability to develop a good working relationship with other Board members and contribute to the Board's working relationship with senior management of the Company; and

- independence; a majority of the Board shall consist of independent directors, as defined in this Director Nomination Policy.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The Committee does, however, believe it appropriate for at least one member of the Board to meet the criteria for an "audit committee financial expert" as defined by Securities and Exchange Commission rules.

4. *Independence.* The Committee believes and it is the policy of the Company that a majority of the members of the Board meet the definition of "independent director" set forth in this Director Nomination Policy. The Committee shall annually assess each nominee for director by reviewing any potential conflicts of interest and outside affiliations, based on the criteria for independence set out below.

An independent director is one who:

(1) has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company;

(2) is not an employee of the Company and no member of his or her immediate family is an executive officer of the Company;

(3) has not been employed by the Company and no member of his or her immediate family has been an executive officer of the Company during the past three years;

(4) has not received and no member of his or her immediate family has received more than $100,000 per year in direct compensation from the Company in any capacity other than as a director or as a pension for prior service during the past three years;

(5) (A) is not and no member of his or her immediate family is a current partner of a firm that is the Company's internal or external auditor; (B) is not a current employee of the Company's internal or external auditor; (C) does not have an immediate family member who is a current employee of the Company's internal or external auditor and who participates in that firm's audit, assurance or tax compliance (but not tax planning) practice; and (D) within the last three years was not and no member of his or her immediate family was (and no longer is), a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time;

(6) is not and no member of his or her immediate family is currently, and for the past three years has not been, and no member of his or her immediate family has been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that employs the director or an immediate family member of the director;

(7) is not an executive officer or an employee, and no member of his or her immediate family is an executive officer, of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single year, exceeds the greater of $1 million, or 2% of such other company's consolidated revenues during any of the past three years;

(8) is free of any relationships with the Company that may impair, or appear to impair, his or her ability to make independent judgments; and

(9) is not and no member of his or her immediate family is employed as an executive officer of a charitable organization that receives contributions from the Company or a Company charitable trust, in an amount which exceeds the greater of $1 million or 2% of such charitable organization's total annual receipts.

This policy may be modified temporarily if, due to unforeseen circumstances, strict adherence would be detrimental to the Board's performance.

For purposes of determining a "material relationship," the Committee shall utilize the following standards:

1. Any payments by the Company to a director's primary business affiliation or the primary business affiliation of an immediate family member of a director for goods or services, or other contractual arrangements, must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

2. The aggregate amount of such payments must not exceed 2% of the Company's consolidated gross revenues; provided, however, there may be excluded from this 2% standard payments arising from (a) competitive bids which determined the rates or charges for the services and (b) transactions involving services at rates or charges fixed by law or governmental authority.

For purposes of these independence standards, (i) immediate family members of a director include the director's spouse, parents, stepparents, children, stepchildren, siblings, mother- and father-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone (other than domestic employees) who shares the director's home and (ii) the term "primary business affiliation" means an entity of which the director is a principal/executive officer or in which the director holds at least a 5% equity interest.

5. *Nominee Evaluation Process.* The Committee will consider as a candidate any director of the Company who has indicated to the Committee that he or she is willing to stand for re-election as well as any other person who is recommended by any shareholders of the Company in accordance with the procedures described under "Recommended Candidates" in Section 1 and under "5% Shareholder Recommendations" in Section 2. The Committee may also undertake its own search process for candidates and may retain the services of professional search firms or other third parties to assist in identifying and evaluating potential nominees and, if fees are paid to such persons in any year, such fees shall be disclosed in the next annual Proxy Statement relating to such year. The Committee may use any process it deems appropriate for the purpose of evaluating candidates which is consistent with the policies set forth in the Charter, Corporate Governance Guidelines and this Director Nomination Policy, which process may include, without limitation, personal interviews, background checks, written submissions by the candidates and third party references. Although the Committee may seek candidates that have different qualities and experiences at different times in order to maximize the aggregate experience, qualities and strengths of the Board members, nominees for each election or appointment of directors shall be evaluated using a substantially similar process and under no circumstances shall the Committee evaluate nominees recommended by a shareholder of the Company pursuant to a process substantially different than that used for other nominees for the same election or appointment of directors.

6. *Categorize Recommendations.* For purposes of facilitating disclosure required in the Proxy Statement, the Committee and the Corporate Secretary shall identify and organize the recommendations for nominees received by the Committee (other than nominees who are executive officers or who are directors standing for

re-election) in accordance with one or more of the following categories of persons or entities that recommended that nominee:

>   (1) a shareholder, a 5% shareholder, independent director, chief executive officer, or other executive officer of the Company;

>   (2) a third-party search firm used by or on behalf of the Company; and

>   (3) any other specified source.

7. *Voting for Directors.*   Each director and each nominee for election as director shall agree, by serving as a director or by accepting nomination for election as a director, that if while serving as a director such director is a nominee for re-election as a director at an annual meeting of the shareholders and fails to obtain the necessary shareholder vote, as provided in the Company's By-Laws, to be re-elected as a director at the annual meeting, he or she shall tender his or her resignation as a director for consideration by the Committee. The Committee shall evaluate the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect to such tendered resignation.

8. *Material Changes to Nomination Procedures.*   For proposes of facilitating disclosure required in Form 10-K and Form 10-Q, the Committee and the Corporate Secretary shall identify any material changes to the procedures for shareholder nominations of directors for the reporting period in which such material changes occur.

9. *Posting of Policy.*   This Director Nomination Policy shall be posted to the Company's website in accordance with the Company's Corporate Governance Guidelines.

10. *Amendments to This Policy.*   Any amendments to this Director Nomination Policy must be approved by the Committee and ratified by the Board.

11. *Applicability to Registered Companies.*   This Director Nomination Policy shall apply to all Company subsidiaries which are registered companies under the Securities Exchange Act of 1934 and that are required to file a proxy or information statement pursuant thereto, provided that the independence requirements contained herein shall not apply to such registered companies which constitute "controlled companies" within the meaning of NYSE listing requirements pursuant to an election by each controlled company, as permitted under NYSE listing requirements.

October 13, 2006



Ameren
1901 CHOUTEAU AVENUE
ST. LOUIS, MO 63166-6149

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 20, 2007. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Ameren Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 20, 2007. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Ameren Corporation, c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: AMREN 1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

AMEREN CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR ITEMS 1 AND 2 AND AGAINST ITEM 3

Vote On Directors
ITEM 1
ELECTION OF DIRECTORS — NOMINEES FOR DIRECTOR

01) STEPHEN F. BRAUER	07) CHARLES W. MUELLER
02) SUSAN S. ELLIOTT	08) DOUGLAS R. OBERHELMAN
03) GAYLE P.W. JACKSON	09) GARY L. RAINWATER
04) JAMES C. JOHNSON	10) HARVEY SALIGMAN
05) RICHARD A. LIDDY	11) PATRICK T. STOKES
06) GORDON R. LOHMAN	12) JACK D. WOODARD

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.

____

Vote on Proposals

	For	Against	Abstain
ITEM 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	☐	☐	☐
ITEM 3 — SHAREHOLDER PROPOSAL RELATING TO REPORT ON CALLAWAY PLANT RELEASES	☐	☐	☐

Each of the foregoing proposals is more fully described in the accompanying proxy statement.

Shares registered in the name of a Custodian or Guardian must be signed by such. Executors, administrators, trustees, etc. should so indicate when signing.

This proxy will be voted as specified above. If no direction is made, this proxy will be voted FOR all nominees listed above and as recommended by the Board on the other items listed above.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐
HOUSEHOLDING ELECTION — Please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

Signature (PLEASE SIGN WITHIN BOX) Date

Signature (Joint Owners) Date



Ameren

ADMISSION TICKET
(Not Transferable)

AMEREN CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
Tuesday, April 24, 2007
9:00 a.m. CST
The Saint Louis Art Museum in Forest Park
One Fine Arts Drive
St. Louis, MO 63110

Please present this admission ticket in order to gain admittance to the meeting. This ticket admits only the shareholder listed on the reverse side and is not transferable.

AMEREN CORPORATION
P.O. BOX 66149, ST. LOUIS, MISSOURI 63166-6149 **PROXY**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2007

The undersigned hereby appoints GARY L. RAINWATER, WARNER L. BAXTER and STEVEN R. SULLIVAN, and any of them, each with the power of substitution, as proxy for the undersigned, to vote all shares of capital stock of Ameren Corporation represented hereby at the Annual Meeting of Shareholders to be held at The Saint Louis Art Museum in Forest Park, One Fine Arts Drive, St. Louis, Missouri, on April 24, 2007 at 9:00 a.m., and at any adjournment thereof, upon all matters that may be submitted to a vote of shareholders including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the reverse side of this proxy card and in their discretion on any other matter that may be submitted to a vote of shareholders. This proxy card also provides voting instructions, if applicable, for shares held in the DRPlus Plan and the various employee stock purchase and benefit plans as described in the proxy statement.

Please vote, date and sign on the reverse side hereof and return this proxy card promptly in the enclosed envelope. If you attend the meeting and wish to change your vote, you may do so automatically by casting your ballot at the meeting.

SEE REVERSE SIDE